SEC File No. 812-14123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amended and Restated Application for Orders Pursuant to Section 3(b)(2)
and Section 45(a) of the Investment Company Act of 1940, as Amended

Submitted by

International Minerals Corporation
(Name of Applicant)

7950 E. Acoma Drive, Suite 211
Scottsdale, AZ 85260
(Address of Principal Executive Offices)

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August 8, 2013
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Please direct all communications concerning this Application to:
Christopher L. Doerksen
Dorsey & Whitney LLP
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104
(206) 903-8800

SUMMARY OF RELIEF REQUESTED

International Minerals Corporation (the “Applicant”) hereby makes application to the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the “Act”),1 finding and declaring that the Applicant is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities either directly, through its subsidiaries, or through controlled companies conducting similar types of business, and therefore, is not an investment company within the meaning of the Act.  The Applicant also hereby makes application to the Commission for an order pursuant to Section 45(a) of the Act finding and declaring that public disclosure of certain information is neither necessary nor appropriate in the public interest or for the protection of investors, that confidential treatment of such information is consistent with 5 U.S.C. § 552(b)(4) and 17 C.F.R. § 200.80(b)(4), and, therefore, such information should be withheld from public disclosure.

APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE ACT

STATEMENT OF FACTS

History and Overview of the Applicant

The Applicant was incorporated under the laws of the Province of British Columbia on August 26, 1986 under the name Vanbec Resources Corporation, and, since its incorporation, has been exclusively focused on the acquisition, exploration, development and mining of mineral properties.  On October 27, 1986, the Applicant continued its corporate jurisdiction from the Province of British Columbia to the federal laws of Canada under the Canada Business Corporations Act.  On June 8, 1987, the Applicant changed its name to Sartigan Granite Corporation, and, on October 29, 1993, the Applicant further changed its name to Sartigan Corporation.  From 1986 to 1993, the Applicant was focused primarily on the acquisition and exploration of industrial mineral properties in Canada.

In 1993, the Applicant abandoned its Canadian mineral properties and acquired certain mineral properties in Ecuador, shifting its focus to the acquisition and exploration of mineral properties in that South American country.  On February 14, 1994, the Applicant continued its corporate jurisdiction from Canadian federal jurisdiction to the Yukon Territory pursuant to the Yukon Business Corporations Act, and changed its name to Ecuadorian Minerals Corporation to reflect this new focus.  The Applicant expanded its focus to encompass mineral properties in both Ecuador and Peru in 1999, and, accordingly, on January 24, 2002, the Applicant changed its name to International Minerals Corporation.  The Applicant became a producing miner in 2007 with the commencement of commercial production at its Pallancata silver mine (as more fully discussed below), and, in 2009, the Applicant further expanded the geographic scope of its mineral property base to the State of Nevada.  The Applicant disposed of its properties in Ecudador in 2013 in order to prioritize its properties in Peru and the State of Nevada.

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1 All references to “Sections” are to Sections of the Act, and all references to “Rules” are to rules thereunder (at Title 17, Part 270 of the Code of Federal Regulations), unless otherwise stated.

As discussed more fully below under “—Business of the Applicant,” the Applicant is a mineral resource company engaged, indirectly through various wholly-owned subsidiaries2 and a controlled company3 in the acquisition, exploration, development and mining of gold and silver deposits in Peru and the State of Nevada.

The Applicant’s interests in its principal mineral resource properties in Peru are its:

•	40 percent interest in the operating Pallancata silver mine in Southern Peru; and

•	40 percent interest in the Inmaculada gold-silver property in Southern Peru.

The Applicant’s interests in its principal mineral resource properties in the State of Nevada are its:

•	100 percent interest in the Goldfield gold property in south-central Nevada; and

•	100 percent interest in the Converse gold property in north-central Nevada.

The Applicant has identified proven and probable reserves at its Pallancata, Inmaculada and Goldfield properties and is currently developing, or may proceed to develop, these reserves.  See “—Business of the Applicant” below for a further description of the Applicant’s mining properties.

Exhibit 1 attached hereto sets forth a list of the Applicant’s wholly-owned subsidiaries and its controlled company, as well as the percentage of each company owned by the Applicant and the primary business of each such company, including ownership and operation of the principal properties listed above.4  Also included within Exhibit 1 is an organizational chart of

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2 Section 2(a)(43) of the Act defines a “wholly-owned subsidiary” of a person as a “company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.” The Applicant’s wholly-owned subsidiaries are not a significant source of revenue for the Applicant. The term “wholly-owned subsidiary” when used in this Application has the meaning given to such term in the Act.

3 “Control” is defined in Section 2(a)(9) of the Act to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position within the company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.” The term “controlled company” when used in this Application has the meaning given to such term in the Act.

4 Prior to the date of this Application, the Applicant has also held majority-owned subsidiaries and other affiliated companies. Section 2(a)(24) of the Act defines a “majority-owned subsidiary” of a person as a “company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.” The term “majority-owned subsidiary” when used in this Application has the meaning given to such term in the Act. In connection with the recent sale of its Ecuadorian properties, the Applicant disposed of certain of its majority-owned subsidaries and other affiliated companies. The Applicant’s remaining majority-owned subsidiaries are wholly owned subsidiaries. See “—Business of the Applicant—Overview of Principal Properties” below for a discussion of such Ecuadorian property sales. None of the Applicant’s previously held majority-owned subsidiaries or other controlled subsidiaries was an investment company or a Section 3(c)(1) or 3(c)(7) fund.

the Applicant and such other entities, which sets forth the Applicant’s ownership of its various subsidiaries.  The Applicant and such wholly-owned subsidiaries and controlled company (collectively, the “Group”) are engaged solely in the mining business or in other businesses ancillary to the mining business, and none of such companies is a Section 3(c)(1) or 3(c)(7) fund.

The Applicant is subject to the continuous disclosure obligations of Canadian provincial securities regulators.  The Applicant’s common shares have been listed on the Toronto Stock Exchange since 1996 under the ticker symbol “IMZ” and are also listed for secondary trading on the Swiss Stock Exchange since June 19, 2002 under the same ticker symbol.

Management

As described below, each of the Applicant’s senior executive officers has extensive experience in the mining industry.  None of the Applicant’s senior executive officers has experience as an investment manager or adviser, and none of such persons holds himself out as an expert in these areas.  None of the Applicant’s senior executive officers devotes any of his business time to investment management, apart from management of the Applicant’s cash and cash equivalents.  The Applicant does not employ securities analysts and does not engage in the trading of securities for short-term speculative purposes, investment purposes or otherwise.  Additionally, the Applicant does not employ any persons in the role of analyzing or managing the securities of public or private companies that the Applicant owns.

The following is a brief description of the professional experience in the mining industry and the mining-related educational backgrounds of each of the senior executive officers:

Stephen J. Kay

Stephen J. Kay has been President, Chief Executive Officer and a director of the Applicant since 1993.  He is a geologist with over 40 years of gold exploration experience in Europe, South Africa, South America and the United States.  From 1985 to 1993, Mr. Kay was founder and President of GD Resources Inc., a smelter of precious metal by-products from U.S. gold mines.  From 1983 to 1985, Mr. Kay worked with Amselco Exploration (BP Minerals) where he was involved in the discoveries in California of the Colosseum and Yellow Aster gold mines.  During his 10 years with Gold Fields Mining Corporation until 1983, he was head of the project team that discovered the three-million ounce Mesquite gold mine in California.  He graduated in 1973 with a Bachelor of Science degree in geology from Swansea University in Wales, United Kingdom.  Mr. Kay is also a director of New Dimension Resources Ltd., a company engaged in the acquisition, exploration and development of mineral resource properties in the Americas, with a focus on gold and silver deposits.

Scott Brunsdon

Scott Brunsdon is Chief Financial Officer of the Applicant and brings to the Applicant approximately 30 years of financial and management experience in the mining sector with both junior and major companies, including 17 years with Placer Dome Inc. in the United States and Canada.  Mr. Brunsdon has also held senior management positions with mining companies Dayton Mining Corporation, Hillsborough Resources Limited and Revett Minerals Inc.  Most recently Mr. Brunsdon was a financial advisor to Timmins Gold Corp., assisting that company enhance its internal and public reporting functions as it transitioned to an operating company from a pure mineral exploration company.  He holds a Bachelor’s degree in Commerce (Economics) from the University of Saskatchewan, Saskatoon, Canada and an MBA from the University of British Columbia, Vancouver, Canada.

Nick Appleyard

Nick Appleyard is Vice President, Corporate Development for the Applicant.  Except for a short period, Mr. Appleyard has worked with the Applicant since 1995.  Prior to his appointment as Vice President, Corporate Development in 2010, he was responsible for the technical management of all of the Applicant’s exploration and development projects in Ecuador and Peru and played a key role in identifying and evaluating potential new corporate acquisitions for the Applicant.  Mr. Appleyard graduated from Curtin University in Perth, Australia with a B.Sc. (Geology) in 1991 and has worked predominantly in gold exploration, development and mining projects in Australia, South America and East Africa.  With his involvement in various precious metal projects ranging from exploration through to development, construction and operation, he has developed specialized skills in marrying resource and reserve estimation techniques with project management and economic evaluation requirements.

Directors

The Applicant’s board of directors consists of six members, including Mr. Kay, whose biography appears above.  The following is a brief description of the professional experience relating to the mining industry, mining law and the jurisdictions in which the Applicant conducts its mining business, as well as the educational backgrounds of each of the Applicant’s non-executive directors:

John W.W. Hick

John W.W. Hick is the Applicant’s non-executive lead director and chairman of the Applicant’s Compensation and Corporate Governance Committees.  He has a law degree and has been President and Chief Executive Officer of John W.W. Hick Consultants, Inc., a private consulting firm, since 1997.  He has over 30 years of executive management experience in the mining industry and has been a director and/or executive officer of numerous mining companies, including Dome Mines, Inc. (1981-87), Placer-Dome, Inc. (1987-90), Rayrock Yellowknife Resources, Inc. (1990-93), TVX Gold, Inc. (1993-97) and Rio Narcea Gold Mines, Ltd. (1997-2006). Prior to 2009 Mr. Hick served as chairman and a director of Silver Eagle Mines, Inc., a Canadian-based mining company focused on exploring for silver in Mexico.  From October 2009 to September 2010, Mr. Hick was President, CEO and a director of Medoro Resources Ltd., a gold exploration, development and mining company with a focus on Latin America.  Mr. Hick earned a Bachelor of Arts degree from the University of Toronto and an LLB degree from the University of Ottawa.

Rod C. McKeen

Rod C. McKeen, the Applicant’s Corporate Secretary, is a lawyer and senior partner with Axium Law Corporation in Vancouver, Canada since January 2004.  Mr. McKeen has more than 25 years’ experience in all facets of securities and corporate law pertaining to the mining and exploration industry.  Prior to forming Axium Law Corporation, Mr. McKeen was a partner in the law firm of Gowlings Lafleur Henderson LLP from April 2000 to December 2003 and a partner with the law firm Montpellier McKeen Varabioff Talbot and Guiffre from July 1996 to March 2000.  Mr. McKeen’s practice encompasses emerging to mid-size mineral resource companies with projects and operations around the world and involves dealing with stock exchanges and mergers, acquisitions and financing transactions on a similarly global basis.  He is also a director of Medallion Resources Ltd., a rare-earth metals exploration and development company, and Santa Barbara Resources Ltd., a company engaged in the acquisition and exploration of mineral resource properties in Latin America.

Jorge Paz Durini

Jorge Paz Durini is a partner with the law firm Paz and Horowitz Cia and has practiced in the mineral law field since 1983.  Dr. Paz has been extensively involved in advising companies on mineral exploration and development in Ecuador and was the Subsecretary of Mines of Ecuador from 1992 to 1993 and legal attorney of the Ecuadorian Chamber of Mines.  He helped draft the mining law of Ecuador from 1989 to 1990 and is currently a consultant to the World Bank, with responsibilities that included drafting the new mining law for Argentina.  He is also a consultant to the Interamerican Development Bank with respect to legal aspects of the mining sector.  Dr. Paz earned a doctoral degree in law from Catholic University of Ecuador and received an LL.M degree (Fulbright Scholar) from Temple University, Philadelphia, Pennsylvania.

Gabriel Bianchi

Gabriel Bianchi is the founding partner of Bianchi & Partner AG, a private Swiss asset management company based in Zurich since 1997.  He is a graduate of the Business and Economic School, AKAD, as well as the Swiss Banking School, both in Zurich.  He previously worked in private banking with BSI-Banca della Svizzera Italiana in Switzerland and England.  Prior to that, Mr. Bianchi worked as a manager with UBS AG in Zurich for over 12 years.  Mr. Bianchi has extensive professional and personal ties in Switzerland, permitting the Applicant to respond promptly to the concerns of its Swiss shareholders, which comprise approximately 60 percent of the Applicant’s total shareholder base.

Michael Smith

Michael Smith, chairman of the Applicant’s Audit Committee, is a graduate in economics and mathematics from Queens University, Ontario, Canada.  He has been a Chartered Accountant since 1971 and retired as partner with PricewaterhouseCoopers in 2004 after 37 years of service, where he was principally involved in the precious and base metal mining industry, which included working on matters for mining companies such as Placer Dome and Phelps Dodge.  Currently he serves as the director and officer of several private institutions.

Employees

As of June 30, 2013, the Applicant had approximately 30 employees and one independent contractor.  Of these personnel, approximately 70 percent are involved in mining production and exploration-related activities and approximately 30 percent are involved in administration. In addition, as of June 30, 2013, Suyamarca, a controlled company, had approximately 800 employees and approximately 900 independent contractors.  Approximately 90 percent of such employees and 95 percent of such independent contractors are involved in mining production and exploration-related activities, while only approximately 10 percent and 5 percent, respectively, are involved in administration.

Business of the Applicant

Overview of Principal Properties

The Applicant and other members of the Group are engaged exclusively and actively in the acquisition, exploration, development and mining of gold and silver deposits in Peru and the State of Nevada.  The Applicant owns, through its subsidiaries and a controlled company, four principal gold and silver projects and additional non-principal projects in two countries with attributable gold equivalent resource ounces of 7.9 million in the measured and indicated categories.5  These principal projects are summarized below:

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Pallancata Mine.  The Applicant’s Pallancata underground silver mine is located in Southern Peru, approximately 180 kilometers southwest of Cuzco.  The mine is owned and operated by Suyamarca, one of the Applicant’s controlled companies, and has proved to be a world-class operation that is currently ranked number six in the world as a primary silver producer.  Pursuant to the 2010 Joint Venture Agreement, as more fully discussed below under “—Suyamarca—A Controlled Company,” the Applicant has a 40 percent voting and ownership interest in Suyamarca, and Hochschild retains the remaining 60 percent voting and ownership interests.

This asset has generated significant income and cash flows for the Applicant.  Total production at the Pallancata mine from start-up in September 2007 until fiscal year end June 30, 2012, on a 100 percent project basis, was 35.8 million ounces of silver and 132,643 ounces of gold (43.8 million silver equivalent ounces, using a gold-silver ratio of 60:1).  The Applicant’s 40 percent share of such production figures was approximately 14.3 million ounces of silver and 53,057 ounces of gold.

For the fiscal year ended June 30, 2012, production from the Pallancata mine totaled approximately 8.2 million ounces of silver and 29,688 ounces of gold (approximately 9.97 million ounces of silver equivalent ounces based on a silver-to-gold ratio of 60:1).  The Applicant’s 40 percent share was 3.3 million ounces of silver and 11,875 ounces of gold.

The current reserves of 3.3 million tonnes were estimated as of December 2012 and give a projected mine life through calendar year 2015.  The Applicant anticipates that the mine life will continue to be extended by (1) conversion of the existing measured and indicated mineral resources to reserves and (2) ongoing exploration drilling (both

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5 Mineral resources are disclosed in compliance with Canadian disclosure standards under National Instrument 43-101.

from the surface and from within the mine) to add resource ounces, which may then be converted to reserves in the future.

From August 2009 through April 30, 2013, the Company received cash dividends from its 40 percent interest in the Pallancata mine totaling approximately $125.6 million.

For more information on the Pallancata mine and Suyamarca, see “—Suyamarca—A Controlled Company” below.

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Inmaculada Property.  The Applicant’s gold-silver Inmaculada property is located in Southern Peru, approximately 210 kilometers southwest of Cuzco and approximately 25 kilometers southwest of the Pallancata mine.  The property is owned by Suyamarca, one of the Applicant’s controlled companies.   Pursuant to the 2010 Joint Venture Agreement, the Applicant has a 40 percent voting and ownership interest in Suyamarca, and Hochschild retains the remaining 60 percent voting and ownership interests.

Based on their receipt of a positive feasibility study in January 2012, Hochschild and the Applicant both gave approval for mine construction at Inmaculada, which has begun.  Since January 2012, Hochschild has (1) completed engineering studies, (2) granted engineering, procurement and construction contracts for construction of the processing plant and tailings dam, (3) granted a contract for the construction of the powerline and (4) begun main equipment procurement for the mine.  Subject to certain approvals and permitting, production is currently scheduled to commence in 2014.  Estimated proven and probable mineral reserves at Inmaculada are 845,000 gold ounces and 30.1 million silver ounces contained within 7.8Mt at an average grade of 3.4 g/t gold and 120 g/t silver.  The initial mine life is projected to be 6.3 years.  Hochschild is also conducting exploration drilling on other targets in the Inmaculada property area.

For more information on the Inmaculada property and Suyamarca, see “—Suyamarca—A Controlled Company” below.

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Goldfield Property.  The Applicant’s Goldfield gold property is located in the State of Nevada, approximately 290 kilometers northwest of Las Vegas, and is held through one of the Applicant’s wholly owned indirect subsidiaries, Metallic Goldfield Inc.  In July 2012, the Applicant issued a positive feasibility study for its 100 percent-owned Gemfield gold deposit on the Goldfield property and is advancing permitting, with a goal of commencing mine construction by mid-calendar year 2014 and heap leach production in the second half of calendar year 2015.  In June 2013, the Applicant announced an update to the July 2012 feasibility study, which included, among other things, an increase in estimated proven and probable mineral reserves and an increase in the annual gold production estimate.  The feasibility study estimates that, over the 6.3 year mine life of the Gemfield deposit on the Goldfield property, approximately 483,000 ounces of gold will be produced, generating approximately $185 million in net cash flow before taxes (using a base-case gold price of $1,350).  Estimated proven and probable reserves at the Gemfield deposit are 567,000 ounces of gold (17,260,000 tonnes), at an average grade of 1.0 g/t gold.

The Applicant made significant progress on completing the basic engineering for the Gemfield deposit and completed this work in June 2013.  The Applicant completed the mine plan of operations and filed this critical permitting document with the Bureau of Land Management in July 2013; the document remains subject to comments and revisions thereto.  Permitting started promptly after the Bureau of Land Management accepted the mine plan of operations and is expected to take approximately 18 months.

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Converse Property.  The Applicant’s Converse gold property is located in the State of Nevada, approximately 30 kilometers northwest of Battle Mountain, Nevada, and is held through one of the Applicant’s wholly owned indirect subsidiaries, Metallic Nevada Inc.  During the fiscal year ended June 30, 2012, the Applicant completed a preliminary economic assessment for this property.  This preliminary economic assessment estimated that 2.2 million ounces of gold and 8.5 million ounces of silver could be produced during the 14-year mine life, generating almost $500 million in net cash flow before taxes, based upon the assumptions of initial capital of $455 million (third quarter 2011 estimates) and base-case gold and silver prices of $1,300 and $25 per ounce, respectively.  Subsequent to completion of the preliminary economic assessment, the Applicant completed additional drilling on the Converse property and certain metallurgical testwork.

During the fiscal quarter ended June 30, 2013, the Applicant sold its interests in its Rio Blanco feasibility-stage gold-silver property and its Gaby gold property, which were both located in Ecuador.  The Applicant sold its 100 percent interest in the Rio Blanco property to a private Hong Kong-based buyer in exchange for proceeds of $28 million, payable in four installments, subject to certain conditions.  The purchase assumed operating control of the Rio Blanco property at closing.  In addition, the Applicant sold its variable interests between 50 percent and 100 percent in the Gaby mineral concessions held through various indirect wholly and majority-owned subsidiaries in exchange for proceeds of $4 million.  To date, the Applicant has received approximately $600,000 of these proceeds from the sale of the Gaby property, and, due to complications relating to, among other things, political risk in Ecuador, the Applicant may not receive the full amount of proceeds from the purchaser.  The Applicant intends to use the net proceeds from the two Ecuadorian property sales for general working capital.

Corporate Organization and Structure

Wholly-Owned Subsidiaries

As indicated in Exhibit 1 attached hereto, the Applicant currently has 9 wholly-owned subsidiaries.  The activities of these subsidiaries principally consist of the acquisition, exploration, development and mining of silver and gold.  These subsidiaries hold, among other things, the Applicant’s interests in the Converse and Goldfield gold properties in Nevada.  For a description of certain material actions recently taken by these subsidiaries, see the discussion above relating to the Applicant’s material properties.

Suyamarca – A Controlled Company

Background

Prior to June 30, 2006, the Applicant’s wholly-owned subsidiary, Minera Oro Vega S.A.C. (“Minorva”), held a 100 percent ownership interest in the Pallancata silver property in Southern Peru.  To facilitate bringing Pallancata into commercial production, the Applicant and Minorva entered into a joint venture agreement effective June 30, 2006 (the “2006 Joint Venture Agreement”) with certain affiliates of the Peruvian mining company Mauricio Hochschild & Cia. S.A.C. (collectively, “Hochschild”).6  In exchange for a 60 percent voting and ownership interest in the joint venture, Hochschild agreed to provide 100 percent of the funds required for drilling and associated costs incurred in converting all or part of the then-known mineral resources to mineral reserves on the Pallancata property.  Hochschild also agreed to provide 100 percent of the capital investment required to develop, permit and construct a mining operation at Pallancata.  Due to provisions of Peruvian law, it was determined necessary to structure the joint venture as a “sociedad anónima cerrada,” or Peruvian joint venture company.  Accordingly, the parties formed Minera Suyamarca S.A.C. (“Suyamarca”), with Minorva receiving a 40 percent voting and ownership interest and Hochschild receiving a 60 percent voting and ownership interest in such company.  As discussed above under “—Overview of Principal Properties,” Pallancata commenced commercial production in September 2007.

Prior to December 23, 2010, the Applicant’s wholly-owned subsidiary Ventura Gold Corp. (“Ventura”) held a 51 percent voting and ownership interest in the Inmaculada gold-silver property in Southern Peru through a letter agreement with Hochschild, which held the remaining 49 percent voting and ownership interest.  To facilitate the development of Inmaculada, the 2006 Joint Venture Agreement relating to Pallancata and the letter agreement relating to Inmaculada were terminated and replaced by a new joint venture agreement effective December 23, 2010 (the “2010 Joint Venture Agreement”) among the Applicant, Minorva, Ventura and Hochschild, covering both the Pallancata and Inmaculada properties.  Hochschild’s voting and ownership interest in the Inmaculada project was increased to 60 percent, with the Applicant retaining a 40 percent voting and ownership interest.  Pursuant to the 2010 Joint Venture Agreement, Hochschild agreed to, among other things, provide 100 percent of the first $100 million of required funding to complete a feasibility study towards the planning, development and construction of a mining operation at Inmaculada.  Ownership of the Inmaculada property was later transferred to Suyamarca.  The parties are now constructing a mine at Inmaculada, currently targeting commencement of production in 2014, as further discussed above under “—Overview of Principal Properties.”

In addition to holding the Pallancata and Inmaculada properties, Suyamarca also holds the Pacapausa and Puquiopata mineral exploration properties in Peru.

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6 Joint ventures are common in the mining industry. Previously, the Commission has granted the relief sought herein by the Applicant to issuers involved in the mining business where such issuers conduct their business through ownership interests in joint ventures. See, e.g., Consol. TVX Mining Corp., Investment Company Act Release Nos. 17853 (Nov. 13, 1990) (Notice) and 17902 (Dec. 11, 1990) (Order).

Suyamarca, as a corporate entity, is dedicated to developing and producing gold and silver from the Pallancata, Inmaculada, Pacapausa and Puquiopata properties.  As such, Suyamarca is primarily engaged in the business of mining and is not in any way engaged in a business or businesses that consists of investing, reinvesting, owning, holding or trading in securities.

Applicant’s Control of Suyamarca

Pursuant to Section 2(a)(9) of the Act, the Applicant is presumed to control Suyamarca as a result of its 40 percent voting and ownership interest in Suyamarca under the 2010 Joint Venture Agreement.  The Applicant submits that there exists no evidence to rebut the statutory presumption of its control over Suyamarca.  The Applicant acknowledges that it is not requesting a determination from the Commission under Section 2(a)(9) of the Act with respect to whether it controls Suyamarca and acknowledges that if the Commission grants the orders requested hereby, it is not making any such determination.

Not only is there a statutory presumption that Suyamarca is controlled by the Applicant, but the Applicant believes that Suyamarca is controlled in fact by the Applicant through the Applicant itself and the Applicant’s wholly owned subsidiaries, even though such control is shared with Hochschild, which retains a 60 percent voting and ownership interest.  As such, the Applicant is not merely a passive investor but it has the power to exercise a controlling influence over the management and policies of Suyamarca pursuant to Section 2(a)(9) of the Act and thus actively engages in the mining business through such controlled company.

Set forth below is a description of the arrangements entered into with respect to the governance and management of Suyamarca, which demonstrates the Applicant’s power to exercise a controlling influence over the management and policies of Suyamarca.

Board of Directors and Management

While the Applicant may not own a majority of the voting or ownership interests in Suyamarca or be deemed to primarily control Suyamarca (due to Hochschild’s 60 percent voting and ownership interest), the Applicant exercises significant control over Suyamarca’s governance and management.  Under the 2010 Joint Venture Agreement, Suyamarca’s affairs are generally governed by its board of directors.  Stephen J. Kay, the Applicant’s President and Chief Executive Officer, serves as a director of Suyamarca and, in that capacity, exercises the Applicant’s control over Suyamarca, as described in more detail in Exhibit 2, which has been submitted confidentially to the Commission under separate cover (the “Supplemental Material”).

Mr. Kay’s position on Suyamarca’s board of directors permits the Applicant to actively participate with Hochschild in the governance and management of Suyamarca and ensures that the Applicant’s interests are appropriately furthered.  Due to the significant mining expertise of the Applicant and its management, Hochschild routinely looks to the Applicant as a technical and business partner, and the Applicant works in partnership with Hochschild on the strategic direction, competitiveness and management of Suyamarca’s affairs, including providing managerial expertise and providing significant advice in the review of technical studies and interpretation of data.  The Applicant is also intimately involved in establishing Suyamarca’s business practices and priorities.  In March 2011, for example, the board of directors of Suyamarca, in recognizing the Applicant’s technical expertise, appointed the Applicant, through its wholly-owned subsidiary Minorva, to undertake all required exploration activities on land controlled by Suyamarca that is located outside of the direct mining area.  Minorva and its staff are directly responsible for managing this exploration.

Control over Major Corporate Events

The 2010 Joint Venture Agreement further provides the Applicant with control over major corporate events, as further set forth in the Supplemental Material.  Through these controls, the Applicant has the ability to significantly control the business operations of Suyamarca and thus effectively controls Suyamarca for purposes of the Act.7

Other Controls

The 2010 Joint Venture Agreement provides for certain other significant controls over the business and affairs of Suyamarca, each as described in detail in the Supplemental Material.

Shared Control

As discussed above, the Applicant enjoys a presumption of control over Suyamarca as a result of its significant voting and ownership stake therein, and the Applicant controls in fact Suyamarca through the corporate governance and other control mechanisms discussed above, as well as Hochschild’s reliance on the Applicant’s managerial and technical expertise in the mining sector.  Although Hochschild has a greater voting and ownership interest in Suyamarca than the Applicant, the Applicant can still be deemed to have a “controlling influence” over Suyamarca for purposes of the Act.  As Section 2(a)(9) has been interpreted by the Commission in M.A. Hanna Co.:8

It appears to us that by the use of the phrase “power to exercise a controlling influence over the management and policies of a company” the Congress intended to include within the orbit of “control” situations where less than absolute and complete domination of a company is present.  This conclusion is reinforced by the fact that the possession of a majority of the voting stock of a company is not the statutory standard as to whether or not “control” exists . . . .  Further, the rebuttable presumptions set up in Section 2(a)(9) indicate that it was intended that facts other than voting power alone are to be taken into consideration in determining whether or not “controlling influence” exists.  Historical, traditional, or contractual associates of persons with companies or a dominating persuasiveness of one or more persons acting in concert or alone may form the basis of a finding of “control” in the sense used in the Act.  Nor is

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7 The existence of control in fact through the exercise of influence over the management and policies of a controlled company has been relied on by issuers in the past in establishing that those issuers are engaged in a business, through controlled companies, other than investing in securities. See, e.g., Companía de Minas Buenaventura S.A., Investment Company Act Release Nos. 21862 (Mar. 28, 1996) (Notice) and 21907 (Apr. 19, 1996) (Order); see also “—Shared Control” below for a further discussion of such matter.

8 10 S.E.C. 581, 589 (1941), Investment Company Act Release Nos. 265 (Nov. 25, 1941) (Notice) and 265 (Nov. 26, 1941) (Order).

the statutory definition to be restricted to cases where a controlling influence in the management and policies of a company is actually exercised; an ability or power to exercise from time to time a controlling influence in the management and policies of a company is “control” for the purposes of the Act.  This potentiality of exercising a controlling influence in the determination of the course of action of a company may exist in more than one person at the same time or from time to time.

In other words, the Applicant can be found to have a “controlling influence” over Suyamarca even if Hochschild’s ownership of Suyamarca’s voting securities is equal to or greater than that of the Applicant.9

Moreover, for purposes of Section 3(b)(2) of the Act, unlike Rule 3a-1, it is not necessary that a company be “primarily” controlled by the issuer.  Section 3(b)(2) does not preclude an issuer from exercising control under circumstances where another entity or group also exercises control, and the Commission has granted numerous orders for relief under Section 3(b)(2) where the applicant has admitted the existence of a significant controlling influence by an entity other than the applicant.10

Finally, the Applicant notes that the facts and circumstances with respect to its ownership interest in Suyamarca, and the significant influence it plays in Suyamarca’s management and affairs, are similar to those of another issuer, Companía de Minas Buenaventura S.A. (“Buenaventura”), to which the Commission granted exemptive relief,11 as the chart below indicates:

	Buenaventura	Applicant
Business
Buenaventura was “principally engaged in the exploration and development of mining properties in Peru, the mining and processing of gold, silver, zinc and other metals, and the sale worldwide of its mining products.”

The Applicant is principally engaged in the exploration and development of mining properties in Peru and in the State of Nevada, the mining and processing of silver (and, once production begins at Inmaculada and Goldfield, gold), and the sale worldwide of its mining products.

Ownership of Large Controlled Company
Buenaventura owned a 43.65% stake in Minera Yanacocha S.A. (“Yanacocha”) through its 99.99% owned subsidiary, Companía Minera S.A. (“Condesa”).  Yanacocha was “South America’s largest producer of gold.”
The Applicant owns a 40.00% stake in Suyamarca through its 100% owned subsidiary, Minorva. Suyamarca’s Pallancata mine is currently ranked number six in the world as a primary silver producer.

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9 As noted supra, the Applicant is not requesting a determination from the Commission under Section 2(a)(9) of the Act with respect to whether it controls Suyamarca and acknowledges that if the Commission grants the orders requested hereby, it is not making any such determination.

10 See, e.g., Consol. TVX Mining Corp., supra; San Luis Mining Co., Investment Company Act Release Nos. 9651 (Feb. 18, 1977) (Notice) and 9689 (Mar. 22, 1977) (Order).

11 Companía de Minas Buenaventura S.A., supra.

“[Buenaventura] may be deemed to be an investment company under [Section 3(a)(1)(C)] because it owns ‘investment securities,’ within the meaning of [Section 3(a)(2)], that significantly exceed 40% of its assets, principally due to the value (calculated in accordance with section 2(a)(41)) of its ownership interest in Yanacocha.”

The Applicant may be deemed to be an investment company under Section 3(a)(1)(C) because it owns “investment securities,” within the meaning of Section 3(a)(2), that significantly exceed 40% of its assets, principally due to the value (calculated in accordance with Section 2(a)(41)) of its ownership interest in Suyamarca

Joint Venture Partner
“Yanacocha was formed…by [Buenaventura] (acting through Condesa), in association with Newmont [and BRGM,] both international mining companies.  Condesa acquired only a minority position in Yanacocha principally because of the large expected capital investment in the project and [Buenaventura’s] desire to diversify its risk and benefit from a strategic alliance with Newmont and BRGM.”

Suyamarca was formed by the Applicant (acting through Minorva), in association with Hochschild, an international mining company.  Minorva acquired only a minority position in Suyamarca pursuant to the joint venture agreements with Hochschild in order to fast-track development, permitting and commencment of commercial production at the Pallancata property and due to the large expected capital investment in the project.  Under the 2006 Joint Venture Agreement, for example, Hochschild agreed to provide Suyamarca with 100% of the capital required to develop, permit and construct a mining operation at Pallancata at certain production levels and within certain time frames.  These Hochschild capital investments were not recoverable from the Applicant’s share of production cash flows.

Presumed Control, but Not Primary Control
“[Buenaventura] (through Condesa) owns 43.65% of Yanachocha, with the balance owned by [Newmont] (51.35%) and the International Finance Corporation…(5%).”  “As a result of its greater than 25% ownership interest in Yanacocha, [Buenaventura] is presumed under section 2(a)(9) of the Act to control Yanacocha.”

The Applicant (through Minorva) owns 40.00% of Suyamarca, with the balance owned by Hochschild (60.00%).  As a result of its greater than 25% ownership in Suyamarca, the Applicant is presumed under Section 2(a)(9) of the Act to control Suyamarca.

Control in Fact
“[Buenaventura] also believes that it controls Yanacocha in fact, for purposes of section 2(a)(9), through its power to exercise a controlling influence over the management and policies of Yanacocha, even though it shares control with [Newmont].  “[T]he prior consent of Condesa and [Newmont] must be obtained before certain major corporate events may

The Applicant also believes that it controls Suyamarca in fact, for purposes of Section 2(a)(9), through its power to exercise a controlling influence over the management and policies of Suyamarca, even though it shares control with Hochschild.  See “Applicant’s Control of Suyamarca”

occur [e.g., merger, dissolution or liquidation of Yanacocha].”

Condesa has representation on the Yanachocha board of directors, through which “[Buenaventura] exerts significant influence over the management and direction of Yanacocha.”
above and Exhibit 2 hereto.

Mr. Kay represents the Applicant (through Minorva) on Suyamarca’s board of directors, and is one example of how the Applicant exerts significant influence over the management and direction of Suyamarca. See Exhibit 2 hereto.

Other Subsidiaries and Affiliated Companies
“[Buenaventura] has ten majority-owned subsidiaries, seven of which are principally engaged in the mining business in Peru.”  “[Buenaventura] also owns interests in ten other affiliated companies.  The activities of these companies principally consist of exploiting mining interests in Peru (or holding interests in Peruvian mining companies).  Except for the affiliated companies, the majority-owned subsidiaries previously identified and Yanacocha, [Buenaventura] does not own any securities of any corporation or entity.”

As indicated on Exhibit 1 hereto, the Applicant has 9 wholly owned subsidiaries and Suyamarca.  These companies are principally engaged in the mining business of the Applicant in Peru and the State of Nevada and in providing administrative support relating thereto.  At June 30, 2012 and March 31, 2013, the value of all securities owned by the Applicant, other than securities of the Applicant’s majority-owned subsidiaries and controlled companies, accounted for less than one half of one percent of the Applicant’s total assets.

Future Plans	“[Buenaventura] has continued to actively seek and evaluate potential new mining concessions throughout Peru.”
As indicated in the Applicant’s 2012 Annual Report (as defined below), the Applicant’s corporate objectives and strategy include “seeking property and/or corporate acquisitions to increase cash flow and to expand the [Applicant]’s portfolio of exploration and devleopment projects” and “advancing the [Applicant]’s other exploration projects in the Americas.”12

The business activities and purposes of the Group primarily involve the acquisition, exploration, development and mining of gold and silver mineral resources in North and South America.  The Group, as summarized in this section and the attached Exhibit 1, does not primarily engage in the business of investing, reinvesting, owning, holding or trading in securities.

REASON RELIEF IS NECESSARY

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12 International Minerals Corporation Management’s Discussion and Analysis for the Fiscal Year Ended June 30, 2012, p. 3.

The complex nature of the Applicant’s corporate ownership and management structure, which necessarily reflects the laws and business customs of the countries where the Applicant carries on its mining business as well as the way the mining business is conducted generally, and the Applicant’s interest in Suyamarca, through which the Applicant conducts certain of its mining operations, pose the issue of whether the Applicant could inadvertently be considered an investment company within the meaning of Section 3(a) of the Act.

The Applicant firmly believes that it is not an investment company as defined under the Act and, as such, is filing this Application to clarify its status thereunder.  The Applicant believes that, as a result of its mining business operations, it is excepted from the definition of “investment company” in Section 3(a) of the Act, and it thus seeks to reduce any uncertainty about its status under the Act by seeking the order requested hereunder.

It is important for the Applicant to resolve its status under the Act so that the Company may engage in potential and contemplated (1) private placements of its securities, including under Rule 144A and Regulation S under the Securities Act of 1933, as amended; (2) public offerings of its securities in the United States; (3) registration under the Multi-Jurisdictional Disclosure System between the United States and Canada; and/or (4) other agreements in the United States.  The clarity sought through this Application will allow the Applicant to continue conduct its mining business in the future without the uncertainty created by the possibility that the Applicant might be considered an investment company under the Act.

For these reasons, and as the analysis below under “Basis for Relief Requested” shows, the Applicant hereby respectfully requests an order exempting it from regulation as an investment company under the Act pursuant to Section 3(b)(2) thereof.

BASIS FOR RELIEF REQUESTED

The Applicant is entitled to relief because it is primarily engaged, through its subsidiaries, and through controlled companies conducting similar lines of business, in businesses other than that of investing, reinvesting, owning, holding or trading in securities.

Overview of Applicable Law

Section 3(a)(1)(A) of the Act defines an “investment company” as “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”  The Applicant has not, and does not, hold itself out as being engaged primarily, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A) of the Act.  The Applicant also is not engaged in the business of issuing face-amount certificates of the installment type, and has not been engaged in such business and does not have any such certificates outstanding within the meaning of Section 3(a)(1)(B) of the Act.  Consequently, Sections 3(a)(1)(A) and 3(a)(1)(B) of the Act do not apply to the Applicant.

Section 3(a)(1)(C) of the Act further defines an “investment company” as “any issuer which is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value13 exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities14 and cash items) on an unconsolidated basis.”  The term “investment securities” as used in Section 3(a)(1) is defined in Section 3(a)(2) of the Act to mean “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)” of Section 3.

As of June 30, 2012 and March 31, 2013, if the Applicant’s interests in Suyamarca were deemed investment securities, the Applicant owned investment securities within the meaning of Section 3(a)(2) of the Act, that equaled approximately 67 percent and 69 percent of the value of the Applicant’s total assets (exclusive of Government securities and cash) on an unconsolidated basis.  Such percentages significantly exceed the 40 percent threshold in Section 3(a)(1)(C) principally due to the value of the Applicant’s ownership interest in Suyamarca.  In other words, if Suyamarca were a majority-owned subsidiary, the Applicant would fall well below such 40 percent threshold.15  Consequently, on the basis of its holdings of such investment securities, the Applicant may inadvertently be considered an investment company under Section 3(a)(1)(C).

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13 The “value” of assets of a registered investment company for purposes of Section 3 of the Act is defined in Section 2(a)(41) of the Act.  Section 2(a)(41) defines “value” to mean:

(i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof.

While Section 2(a)(41) of the Act literally defines only the value of assets of registered investment companies, the Commission has taken the position that Section 2(a)(41) of the Act also applies to a determination of asset value of other companies for purposes of Section 3(a)(3) of the Act.  See, e.g., Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (Nov. 13, 1979) (“Release 10937”); see also Secs. & Exch. Comm’n v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 27 n.13 (S.D.N.Y. 1968) (indicating the Commission had no objection to the use of such definition for purposes of Section 3), aff’d 435 F.2d 510 (2d Cir. 1970).  All assets have been valued for purposes of determining the Applicant’s status under the Act in accordance with Section 2(a)(41) of the Act, and the term “value” when used in this Application has the foregoing meaning under the Act ascribed thereto, unless the context clearly indicates otherwise.

14 “Government securities” are defined under Section 2(a)(16) of the Act as “any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.”  The term “Government securities” when used in this Application has the foregoing meaning under the Act ascribed thereto.

15 The Applicant’s investment securities first exceeded 40 percent of its total assets (excluding Government securities and cash items) on an unconsolidated basis in connection with the entry into the 2010 Joint Venture Agreement in 2010 and the subsequent transfer of the Inmaculada property to Suyamarca, which was reflected on the Applicant’s financial statements in 2011.  Since such date, the Applicant has relied on the exemption from the definition of an investment company provided by Section 3(b)(1) under the Act, which provides that “[a]ny issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaires, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company.  As discussed at length throughout this Application, the Applicant is involved in the mining business in Peru and the State of Nevada, both directly and through its wholly owned subsidiaries, which, as indicated on Exhibit 1 hereto, own, among other things, the Applicant’s interests in the Converse and Goldfield projects and also hold the Applicant’s interest in Suyamarca and undertake various exploration and management activities relating thereto.  See “Statement of Facts—Business of the Applicant” above.  Consequently, the Applicant believes that it satisfies the requirements of Section 3(b)(1) and it is not an investment company.  However, for greater certainty, the Applicant is seeking exemptive relief under Section 3(b)(2) so that it can proceed, among other things, with the potential or contemplated transactions set forth above under “Reason Relief Is Necessary.”  The Applicant acknowledges that any order issued pursuant to this Application would not apply retroactively.

Exemptions from the Act

Rule 3a-1

Although an issuer of securities may fall within the definition of “investment company” under Section 3(a)(1)(C) of the Act, such issuer may qualify for an exemption therefrom pursuant to Rule 3a-1, which provides that an issuer will not be considered to be an investment company if, generally, no more than 45 percent of the value (as defined in Section 2(a)(41) of the Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than:  (1) Government securities; (2) securities issued by employees’ securities companies; (3) securities issued by majority-owned subsidiaries of such issuer that are not investment companies; and (4) securities issued by companies (i) that are controlled primarily by such issuer, (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities and (iii) that are not investment companies (such securities in foregoing clauses (1) through (4) being referred to collectively as “Good Securities”).

The Applicant, however, is unable to take advantage of this exemption because it exceeds the asset and income thresholds identified above principally due to its ownership interest in Suyamarca, which although the Applicant maintains is “controlled” by it, is not “controlled primarily” by the Applicant such that it meets clause (4)(i) in the paragraph above.  The staff of the Commission has stated that a company is not controlled primarily by an issuer unless (x) the issuer has control over the company within the meaning of Section 2(a)(9) of the Act and (y) the degree of the issuer’s control is greater than that of any person.16  As noted above under “Statement of Facts—Business of the Applicant—Corporate Organization and Structure,” because Hochschild controls 60 percent of Suyamarca’s voting and ownership interests, and the Applicant controls 40 percent of such interests, the Applicant cannot be deemed to “control primarily” Suyamarca, and the Applicant is thus required to include its Suyamarca securities in calculating its assets and net income after taxes derived therefrom in accordance with Rule 3a-1.17

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16 See Health Comm’ns Servs., Inc., SEC No-Action Letter (Apr. 26, 1985).

17 As noted above under “Statement of Facts—Business of the Applicant – Corporate Organization and Structure—Suyamarca—A Controlled Company,” the Applicant maintains that it has control over Suyamarca within the meaning of Section 2(a)(9) of the Act.  However, without primary control of Suyamarca, the Applicant cannot satisfy the asset and income tests of Rule 3a-1.

As of March 31, 2013, 69 percent of the Applicant’s assets (exclusive of Government securities and cash items), on an unconsolidated basis, were comprised of securities other than Good Securities, of which over 99 percent are attributable to Suyamarca and less than 1 percent are attributable to other securities other than Good Securities.

In addition, for the four most recent fiscal quarters ended March 31, 2013, the Applicant had a net loss of $33,047,950.  The Applicant’s net income after taxes, on an unconsolidated basis, derived from securities (exclusive of Government securities and cash items) other than Good Securities was $24,615,693 (or approximately -75 percent of the Applicant’s net loss), of which $25,452,762 was attributable to Suyamarca and -$837,069 was attributable to securities other than Suyamarca or Good Securities.

Section 3(b)(2)

Section 3(b)(2) of the Act authorizes the Commission to grant an order exempting an issuer from registration as an investment company under the Act whenever the Commission finds, upon application, that the entity is “primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (a) through majority-owned subsidiaries or (b) through controlled companies conducting similar types of businesses.”

Section 3(b)(2) of the Act differs from Section 3(b)(1) in that the former expressly permits the Commission to consider majority-owned subsidiaries and controlled companies in determining whether an issuer is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.  See footnote 15 to this Application for a further discussion of Section 3(b)(1).

Release 10,937 and Release 11,551,18 respectively proposing and adopting Rule 3a-1 under the Act, confirm that, notwithstanding that a company is, prima facie, an inadvertent investment company under Section 3(a)(1)(C) of the Act, there are a variety of circumstances in addition to those set forth in Rule 3a-1 under which the Commission may determine that a company is primarily engaged in a non-investment company business.19

Under a Quantitative Test, the Applicant Is Not Primarily Engaged in an Investment Company Business

From a purely quantitative standpoint, the Applicant is primarily engaged, directly and through its subsidiaries and controlled company, in businesses other than in investing in securities.  Suyamarca, a company controlled by the Applicant, as previously discussed under “Statement of Facts—Business of the Applicant—Suyamarca—A Controlled Company,” owns and operates the Pallancata underground silver mine in Southern Peru, which is currently ranked number six in the world as a primary silver producer, and holds the Inmaculada gold-silver

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18 Investment Company Act Release No. 11,551 (Jan. 14, 1981) (Rule 3a-1 adopting release) (“Release 11,551”).

19 “[C]ompanies which do not meet the proposed rule’s standards nonetheless may be found, pursuant to the application process, not to be investment companies upon the Commission’s determining that the attending facts and circumstances warrant such a finding.”  Release 10,937.

property in Southern Peru, which is currently anticipated to enter commercial production in 2014.  In addition, the Applicant, directly or through its wholly-owned subsidiaries, holds an additional two principal mineral exploration properties in the State of Nevada.  None of such companies is engaged in the business of investing or trading in securities.  As of March 31, 2013, the value of all securities owned by the Applicant, on an unconsolidated basis, other than securities of the Applicant’s wholly- and majority-owned subsidiaries and Suyamarca, accounted for less than one half of one percent of the Applicant’s total assets (exclusive of Government securities and cash items).  Moreover, excluding the Applicant’s ownership interest in Suyamarca, the Applicant will not own or propose to acquire investment securities having a value exceeding 40 percent of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  For the fiscal year ended June 30, 2012, the Applicant recorded a loss of $1,026,280 on such securities, equal to approximately -3.37 percent of the Applicant’s income from continuing operations before taxes for such fiscal year.  For the three months ended March 31, 2013, the Applicant recorded a loss of $407,426 on such securities, equal to approximately 9 percent of the Applicant’s net loss after taxes for such period.

Accordingly, measured in quantitative terms, the Applicant is not primarily engaged in the business of investing in securities.  Through its direct operations and active participation in all of its subsidiaries and controlled companies, the Applicant is involved in the mining business, and only the mining business.

Under a Qualitative Test, the Applicant Is Not Primarily Engaged in the Business of Investing in Securities

Going beyond a strictly quantitative analysis, the Commission has prescribed a qualitative test to determine whether a company is primarily engaged in a non-investment company business.  According to Release 10,937, the relevant criteria, as first set out in Tonopah Mining Co. of Nevada,20 for resolving whether a company is primarily engaged in a non-investment company business are:  (i) the company’s historical development; (ii) the company’s public representations of its policy; (iii) the activities of the company’s officers and directors; (iv) the nature of the company’s present assets; and (v) the sources of the company’s present income.21  In International Bank,22 the Commission appears to have also considered plans for future development of the company’s business.  A review of these factors supports the grant of the exemptive order requested hereunder by the Applicant.

Historical and Future Development

The Applicant has had a long history, dating back to its formation in 1986, of being primarily engaged in the exploration, development and mining of natural resources, principally gold and silver.  See, e.g., “Statement of Facts – History and Overview of the Applicant” above.

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20 26 S.E.C. 426 (1947).

21 Release No. 10,937 (citing Tonopah Mining Co. of Nev., supra).

22 Investment Company Act Release Nos. 3285 (June 30, 1961) (Notice) and  3986 (June 4, 1964) (Order).

In particular, production is occurring at the Applicant’s Pallancata mine, and production is scheduled to commence in 2014 at the Applicant’s Inmaculada mine.  Furthermore, subject to receipt of pending permits, mine construction is expected to commence at the Goldfield property in mid-calendar year 2014, with production starting in 2015.  The Applicant will continue this focus and primary engagement for the future, as indicated by the relevant portions of Annual Report to Shareholders for the fiscal year ended June 30, 2012 (the “2012 Annual Report”) excerpted below.

Based on the foregoing, the Applicant submits that it is an operating company whose past has been, and whose future will continue to be, committed to the mining business.

Public Representations of Policy

A company’s public representations have long been recognized as an important indicator of whether the company is an investment or operating company because those representations reveal whether investors have been induced to acquire the company’s securities in reliance on the income that may be realized from any investment activities.23  In this respect, a company’s most important public representations are those contained in its annual reports and its other communications with shareholders and the investing public.24  The Applicant has never held itself out as anything other than a mining company and, in particular, has not held itself out as an investment company within the meaning of the Act.  The Applicant has never been registered as an investment company (or been subject to any analogous regulatory scheme in Canada or in any other jurisdiction) or relied on Section 3(c)(1) or 3(c)(7) under the Act to avoid registration requirements thereunder.  Instead, the Applicant has consistently represented itself to its shareholders and the public as a company actively engaged in the mining business.

For example, in the 2012 Annual Report, the Applicant referenced its primary engagement “in the exploration, development, and mining of gold and silver deposits in South America (Peru and Ecuador) and the [United States].”  The Applicant cites, among its corporate objectives and strategy, an intent “to continue to deliver value to shareholders by increasing its mineral resources and reserves and expanding its low-cost production in silver and gold projects located in select countries in the Americas….”

The 2012 Annual Report, in the Management’s Discussion and Analysis included therein, summarizes the following development and production steps that the Applicant plans to take to further grow and diversify its asset base:

-	increase production and cash flow from existing levels to approximately 200,000 gold equivalent ounces per year in the next two to three years;

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23 See Tonopah Mining Co. of Nev., supra; cf. Fifth Ave. Coach Lines, supra at 30 (stating purpose of the Act is to prevent abuses growing out of the unregulated power of management to use large amounts of cash).

24 See, e.g., Newmont Mining Corp., 36 S.E.C. 429, 432-33 (1955) (discussing annual reports), Investment Company Act Release Nos. 2159 (June 8, 1955) (Notice) and 2248 (Oct. 24, 1955) (Order); Moses v. Black, No. 78 Civ. 1913, [1981 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 97,866, at ¶ 97,866 (S.D.N.Y. 1981) (discussing annual reports and public filings); Tonopah Mining Co. of Nev., supra at 428-30 (discussing charter, application for stock registration and annual reports to shareholders).

-	increase mineral reserves and resources at the Pallancata mine, maintain current production levels and maintain or increase cash dividend distributions from the Pallancata mine;

-	advance the Inmaculada property to production and continue with an aggressive exploration program in order to expand reserves and resources;

-	complete permitting and commence construction at the Goldfield project in Nevada;

-	continue with metallurgical test work at the Converse gold property in Nevada;

-	advance the Applicant’s other exploration projects in the Americas; and

-	seek property and/or corporate acquisitions to increase cash flow and to expand the Applicant’s portfolio of exploration and development projects.

In addition, in numerous analyst reports and other publications, representative samples of which are attached hereto as Exhibit 3, the Applicant is described as a mining company, principally and actively engaged in the businesses of mining.  For example, the attached reports describe the Applicant as “a silver and gold producer with assets in Peru, Nevada and Ecuador” and “a precious metals mining and development company with 6 primary projects in Peru, Nevada and Ecuador.”  In addition, as attached, analyst recommendations regarding the Applicant’s securities are classified within the basic/precious metals industry, and the Applicant is identified by the Toronto Stock Exchange as being in the Metals and Mining industry group with a Gold and Silver Ore Mining industry classification under the North American Industry Classification System.

In short, the Applicant does not, and has not ever, held itself out as an investment company as engaged in the business of investing in securities.  The Applicant generally does not make public representations regarding its “investment securities” except as may be required by applicable securities laws.  The Applicant has never emphasized its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth.  Rather, as stated above, press releases and other written communications from the Applicant emphasize the Applicant’s active role in mining and developing the earth’s mineral resources, and numerous analyst reports and other publications consistently describe the Applicant as an active participant engaged in the mining industry.

In light of the foregoing, the Applicant believes that investors purchase shares of the Applicant with the expectation of gaining from the Applicant’s growth as a leading international mining group, engaged in the business of the acquisition, exploration, development and mining of gold and silver deposits in the Americas, and not from an increase in its investment income or capital gains generated by the purchase or sale of securities.

Activities of Officers, Directors and Employees

The activities of a company’s officers, directors and employees are important in evaluating the primary business of a company because they show the extent to which a company’s resources are directed to investment activities, as opposed to operating activities.25  As summarized in the chart below, and discussed more fully above under “Statement of Facts—Management” and “—Directors,” the Applicant’s senior executive officers and directors have extensive backgrounds in mining, mining law and the jurisdictions in which the Applicant conducts its mining operations:

Senior Executive Officers & Directors		Relevant Expertise
Stephen J. Kay President, Chief Executive Officer and director	●	Geologist with over 40 years of gold exploration experience
	●	Natural resources experience in South America and the United States
	●	Director of company engaged in acquisition, exploration and development of mineral properties in the Americas, with a focus on gold and silver
Scott Brunsdon Chief Financial Officer	●	Approximately 30 years of financial and management experience in mining sector
	●	Has held senior management positions with several other mining companies
Nick Appleyard Vice President, Corporate Development	●	Educational background in geology and has performed significant work in gold exploration and development in South America
John W.W. Hick Director	●
Over 30 years’ executive experience in the mining industry, and has been a director and/or executive officer of a significant number of natural resource companies, including several that focused on Latin America

Rod C. McKeen Director	●	Attorney with over 25 years’ experience with the mining industry
	●	Director of two additional mining resource companies, one of which focuses on Latin America
Jorge Paz Durini Director	●	Attorney with 20 years’ experience with the mining industry
	●	Subsecretary of Mines of Ecuador, and

helped draft Ecuadorian and Argentine mining laws
Gabriel Bianchi Director	●	Extensive professional relationships in Switzerland and connections to the Applicant’s Swiss shareholder base
Michael Smith Director	●	Retired partner at PricewaterhouseCoopers with 37 years’ experience, principally in the precious and base metal mining industry

Each of the Applicant’s senior executive officers is actively involved in the Applicant’s mining business, and each such officer devotes his full time to management of the mining operations of the Applicant and the other members of the Group.  In addition, as more fully described under “Statement of Facts—Management,” all of the Applicant’s senior executive officers have significant experience in the mining industry and most of them hold mineral exploitation or geology degrees.

The activities of the Applicant’s directors are exclusively focused on the supervision and oversight of the Applicant and its senior executive officers in the management of the Applicant’s mining operations.  The Applicant’s outside directors were selected for the Applicant’s board of directors because of their specific knowledge of mining, mining law, their specific knowledge of conducting business in the countries in which the Group conducts its mining business or, in the case of Mr. Bianchi, for his business connections in Switzerland, where the majority of the Applicant’s shareholders reside.  None of the Applicant’s directors was chosen to provide expertise in the business of investing in securities or managing an investment company.

The Applicant does not maintain an investment department or an analytical or trading staff that focuses on securities investment activities.  None of the Applicant’s employees currently spends any appreciable amount of time with respect to managing the Applicant’s investment securities.  Indeed, the Chief Financial Officer is the only employee of the Applicant to devote any time to the management of such investment securities, and such time is negligible, amounting to less than 1 percent of his time.  Instead, of the Applicant’s 31 employees and independent contractors as of June 30, 2013, approximately 70 percent are involved in mining production and exploration-related activities and approximately 30 percent are involved in administration.  In addition, of Suyamarca’s 1,700 employees and independent contractors as of March 31, 2013, approximately 93 percent are involved in mining production and exploration-related activities, while only approximately 7 percent are involved in administration.

Thus, the active involvement of the Applicant’s senior executive officers and directors in the Applicant’s mining operations, their extensive experience in the mining industry and their educational backgrounds, as well as the focus of the Applicant’s employees on mining operations and ancillary administrative activities, inevitably lead to the conclusion that the Applicant is primarily engaged in the mining business.

Applicant’s Assets

________________________
25 See, e.g., Moses, supra at ¶ 97,866; Newmont Mining Corp., supra at 433-34; Real Silk Hosiery Mills, Inc., 36 S.E.C. 365, 366 (1955), Investment Company Act Release Nos. 2193 (July 15, 1955) (Notice) and (Aug. 22, 1955) (Order).

A review of the nature of the Applicant’s assets also supports the conclusion that the Applicant is primarily engaged in a business other than that of investing, holding or trading securities, and the Applicant is therefore outside the scope of the Act.  As of June 30, 2012 and March 31, 2013, the value of the Applicant’s total assets (exclusive of Government securities and cash items), on an unconsolidated basis and including the Applicant’s wholly owned subsidiaries, was approximately the following:

At June 30, 2012	At March 31, 2013
$745.8 million	$724.3 million

As of June 30, 2012 and March 31, 2013, the value of such assets attributable to the Applicant’s majority-owned subsidiaries (excluding wholly owned subsidiaries) and the value of such assets attributable to the Applicant’s controlled companies, including Suyamarca, was approximately the following:

	At June 30, 2012	At March 31, 2013
Majority-owned subsidiaries (excluding wholly owned subsidiaries)	$0.5 million	$0.5 million
Controlled companies, including Suyamarca	$500 million	$500 million

At June 30, 2012 and March 31, 2013, the value of all securities owned by the Applicant, on an unconsolidated basis, other than securities of the Applicant’s wholly- and majority-owned subsidiaries and controlled companies, accounted for less than one half of one percent of the Applicant’s total assets (exclusive of Government securities and cash items).

Applicant’s Income

Unlike a typical investment company, the Applicant has never derived any material income from selling appreciated securities.  For the fiscal year ended June 30, 2012, on an unconsolidated basis, the Applicant recorded a loss of $1,026,280 on its investments in “other affiliated companies” and securities other than those of its majority-owned subsidiaries and controlled companies, equal to -21 percent of the Applicant’s net profit after tax for such fiscal year.  For the fiscal year ended June 30, 2012, the Applicant recorded a loss of approximately $37.1 million and a gain of approximately $43.0 million on the securities of those of its majority-owned subsidiaries (excluding wholly owned subsidiaries) and controlled companies (including Suyamarca), respectively.

For the three-month period ended March 31, 2013, the Applicant recorded a net loss of $407,426 on its investments in “other affiliated companies” and securities other than those of its majority-owned subsidiaries (excluding wholly owned subsidiaries) and controlled companies, equal to 8 percent of Applicant’s net loss after tax for such period.  For the three-month period ended March 31, 2013, the Applicant recorded gains of $0 and $4,209,121 on the securities of its majority-owned subsidiaries (excluding wholly owned subsidiaries) and controlled companies (including Suyamarca), respectively.

In addition, for the four fiscal quarters ended March 31, 2013 (i.e., the four most recently completed fiscal quarters for which financial informaiton is available), the following percentages of the Applicant’s net income after taxes were derived from (i) the Applicant’s operations, excluding Suyamarca, (ii) Suyamarca and (iii) other investment securities (as defined in Section 3(a)(2) of the Act):

% of Net Income after Taxes Four Fiscal Quarters Ended March 31, 2013
Applicant’s operations (excluding Suyamarca)	177% (loss of $58,500,712)
Suyamarca	-77% (gain of $25,452,762)
Other investment securities (as defined in Section 3(a)(2) of the Act)	2.5% (loss of $837,069)
Other investments, such as interest-bearing cash accounts, that are not classified as either operations or investment securities	-2% (gain of $629,593)

As is evident from such figures, the Applicant’s net income after taxes for the last four fiscal quarters has been derived primarily from its operations, including Suyamarca, rather than its investments.

The Applicant anticipates that less than 3 percent of its net income after taxes will be derived from investment securities in the future, exclusive of Suyamarca.  The Applicant also expects in the future that approximately 15 percent of such income will derive through operations (excluding Suyamarca), approximately 81 percent of such income will derive from Suyamarca and approximately 1 percent of such income will derive from investment activities, including investment securities, governmental securities and non-securities based investments.

The Applicant has generally used any income and principal from its investment securities, as well as cash, for general working capital purposes, including funding the Applicant’s acquisition, exploration, development and mining activities and general and administrative expenses.  The Applicant has also used certain of its cash to repay outstanding convertible debentures, repurchase its securities and pay dividends to its shareholders.  The Applicant expects to use such funds in a similar manner for the foreseeable future.

Effect of Recent Developments on Assets and Income

The Applicant currently expects the Inmaculada property to commence production in calendar year 2014.  In November 2012, the Applicant contributed $8 million in cash for

Inmaculada’s construction, which was recorded as an increase in the investment in associate, and, to date, the Applicant has recorded an equity gain on carried interest relating to the construction of Inmaculada of approximately $40 million.  Until the commencement of operations at Inmaculada, the Applicant anticipates its remaining contributions will be approximately $56 million, which will increase the Applicant’s recorded investment in Inmaculada and reduce the cash available on its balance sheet or increase debt.  After commencement of operations, the Applicant expects that the investment account relating thereto will increase by Inmaculada’s after-tax net income and decrease by the cash distributions the Applicant receives from Inmaculada.  The Applicant currently expects that cash flow from Inmaculada should exceed income by approximately $18 to $20 million per year, resulting in a steady decline in the carrying value of Inmaculada as operations commence and continue.

During the fiscal quarter ended June 30, 2013, the Applicant sold its interests in its Rio Blanco feasibility-stage gold-silver property and its Gaby gold property, which were both located in Ecuador.  The Applicant sold its 100 percent interest in the Rio Blanco property to a private Hong Kong-based buyer in exchange for proceeds of $28 million, payable in four installments, subject to certain conditions.  The purchase assumed operating control of the Rio Blanco property at closing.  In addition, the Applicant sold its variable interests between 50 percent and 100 percent in the Gaby mineral concessions held through various indirect wholly and majority-owned subsidiaries in exchange for proceeds of $4 million.  To date, the Applicant has received approximately $600,000 of these proceeds from the sale of the Gaby property, and, due to complications relating to, among other things, political risk in Ecuador, the Applicant may not receive the full amount of proceeds from the purchaser.  The Applicant intends to use the net proceeds from these two sales for general working capital.

The above transactions are not expected to materially affect the statistical information set forth in this Application.

Applicant’s Expenses

For the four fiscal quarters ended March 31, 2013, the Applicant incurred investment-related expenses of approximately $20,000, which consisted primarily of standard brokerage commissions for the sale of investment securities in certain junior mining companies.  These investment-related expenses comprised less than one percent of the Applicant’s total expenses for such period.

Public Policy Considerations

A leading case, Moses v. Black,26 states that the Act was the “product of Congressional concern that existing legislation in the securities field did not afford adequate protection to the purchasers of investment company securities” and that “[i]nvestment companies, most familiar today as mutual funds, are characterized by large liquid pools of funds entrusted by the investing public to investment companies and their management for investment in corporate enterprise . . . .”  The main abuses of investment companies that the Act was designed to curtail were those that “flow from the very nature of the assets of investment companies” because the

________________________
26 Supra at ¶ 97,866.

liquid, mobile, and readily negotiable nature of cash and securities made it easy for persons to embezzle, steal, or use them for improper purposes or to foster their own interest rather than those of shareholders.27

The Applicant is not the type of entity Congress intended be regulated by the Act, and its business activities are not likely to result in the types of abuses that prompted the adoption of the Act.  The Applicant was not, and is not, organized as an investment company and is not engaged in the business of investing or trading in securities.  The Applicant’s assets do not principally consist of liquid, mobile, and readily negotiable cash and securities or large liquid pools of funds.  To the contrary, the Applicant has been, and intends to be, a significant long-term participant in the South American and United States mining industry.

Moreover, application of the Act to the Applicant’s activities would not be in the best interests of its shareholders as it would practically prohibit the Applicant from maximizing its profits from its operations activities for the benefit of its shareholders.  Consequently, no regulatory purpose of the Act would be served by requiring the Applicant to register thereunder.  The policy and purposes of the Act, as set forth in Section 1 thereof, are to mitigate and, as far as is feasible, to eliminate the conditions enumerated therein that adversely affect the national public interest and the interest of investors.  Because investors purchase the Applicant’s shares with the expectation of gaining from the Applicant’s growth as a leading South American and U.S. mining group engaged in the business of acquiring exploring, developing and mining natural resources, and not from an increase in its investment income or capital gains generated by the purchase or sale of securities, the Applicant does not believe it would be appropriate or necessary for the protection of investors to require the Applicant to be regulated as an investment company under the Act.  In addition, because the Applicant is subject to the continuous disclosure obligations of Canadian provincial securities regulators and is subject to the rules of the stock exchanges on which its shares trade, its shareholders have access to complete and timely information about the Applicant and its continued operations development.

Conclusion

The quantitative and qualitative factors, as well as the public policy considerations, discussed above all support the conclusion that the Applicant is not primarily engaged in the business of investing in securities, but instead is primarily engaged, through its subsidiaries and controlled companies, in the mining business.  Therefore, the Applicant believes that it is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities and falls within the exception set forth in Section 3(b)(2) of the Act.  The Applicant thus respectfully submits that it satisfies the criteria for issuance of an order pursuant to

________________________
27 S. Rep. No. 1775, 76th Cong., 3d Sess. at 6 (1940).  In its 1939 report on Investment Trusts and Investment Companies, the Commission identified the following as areas of abuse:  (i) the ability of unscrupulous brokers, investment bankers, and commercial bankers to control investment companies for their own interests at the expense of shareholders, (ii) improper transactions facilitated by unrestricted dealings between investment companies and affiliated persons, which permitted far greater flexibility and allowed investment companies to share in affiliates’ profitable enterprises, and (iii) the treatment of investment companies by insiders as a source of private capital and as markets for otherwise unsalable securities.  Report of the Securities and Exchange Commission on Investments Trusts and Investment Companies (1939).

Section 3(b)(2) of the Act and believes such issuance would be appropriate and in the best interests of the public and the Applicant’s shareholders.

APPLICATION FOR AN ORDER PURSUANT TO SECTION 45(a) OF THE ACT

As noted above, the Applicant has separately submitted to the Commission certain redacted portions of this Application – the Supplemental Material – concurrently with this Application to assist the Commission in its consideration of the relief requested.  The Supplemental Material supports and provides additional detail with respect to the discussion in the section entitled “Statement of Facts—Business of the Applicant—Corporate Organization and Structure” above.  For the reasons discussed below, the Applicant hereby respectfully requests an order granting confidential treatment pursuant to Section 45(a) of the Act for the Supplemental Material.  Section 45(a) of the Act provides that information contained in any application filed with the Commission under the Act shall be made available to the public unless the Commission finds that public disclosure of such information is “neither necessary nor appropriate in the public interest or for the protection of investors.”

The Applicant believes that public disclosure of the Supplemental Material is neither necessary nor appropriate in the public interest or for the protection of investors.  The Applicant submits that the publicly available financial data, the corporate governance and ownership disclosure and other information in this Application are sufficient to fully apprise any interested member of the public of the basis for the orders requested in this Application and also contain an adequate summary of certain of the redacted information .  While the Applicant recognizes that the Commission may have legitimate reasons for wishing to see the redacted Supplemental Material (such as, for example, satisfying itself that the description in this Application of such information is fair and accurate), it does not believe there is a legitimate reason for a member of the public to have access to this information that the Applicant does not otherwise publicly disclose.

Additionally, the Applicant believes that the public disclosure of this information would cause substantial harm to its competitive position as it would provide competitors with insight into the structure and governance of the Applicant that they would not otherwise have, and it may negatively impact the Applicant’s relationships with existing or potential future joint venture partners or bargaining position in relation thereto.  Finally, the 2010 Joint Venture Agreement requires that the parties treat information relating to the joint venture (including the Supplemental Material) as confidential.  As such, the Applicant treats the Supplemental Material as confidential and believes that it is unlikely that such information would fall into the possession of any other person unless the Commission were to make it publicly available.

The Applicant understands and acknowledges that any relief granted pursuant to Section 45(a) of the Act will not be dispositive in connection with any request that the Commission might receive pursuant to the Freedom of Information Act, as amended (“FOIA”).28  FOIA generally requires that all information provided to the U.S. federal government be made available on request to the general public with certain exceptions set forth therein.  One of these

________________________
28 5 U.S.C. § 552.  The Applicant is submitting under separate cover a request for FOIA confidential treatment of the Supplemental Material.

exceptions is for “trade secrets and commercial or financial information obtained from a person.”29  The Applicant believes that the information in the Supplemental Material falls within this exception and is thus eligible for protection from disclosure under FOIA.

In view of the reasons stated above, the Applicant believes that it has met the standards for obtaining an order under Section 45(a) of the Act, as public disclosure of the Supplemental Material is neither necessary nor appropriate in the public interest or for the protection of investors.  Consequently, the Applicant believes that its request for such order ought to be granted.

RELIEF REQUESTED

The Applicant respectfully requests an order of the Commission, pursuant to Section 3(b)(2) of the Act, declaring that the Applicant is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities either directly, through majority-owned subsidiaries, or through controlled companies conducting similar types of businesses.

The Applicant also respectfully requests an order of the Commission, pursuant to Section 45(a), granting confidential treatment for the information contained in the Supplemental Material.

The Applicant respectfully requests that the Commission enter such orders pursuant to Rule 0-5 under the Act without a hearing being held.

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) under the Act, the Applicant hereby states that the officer signing and filing this Application on behalf of the Applicant is authorized to do so by virtue of the authority vested in him by resolution of the board of directors of the Applicant, the form of which is attached hereto as Exhibit 4.  The Applicant has complied with all requirements for the execution and filing of this Application.

COMMUNICATION

The Applicant respectfully requests that all communications or questions relating to this Application be directed to:

Christopher L. Doerksen
Dorsey & Whitney LLP
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-8800

________________________
29 5 U.S.C. § 522(b)(c)(4).

SIGNATURE AND VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application for Orders Pursuant to Section 3(b)(2) and Section 45(a) of the Investment Company Act of 1940, as amended, dated August 8, 2013, for and on behalf of International Minerals Corporation; that he is the Chief Financial Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Scott Brunsdon
      Scott Brunsdon
      Chief Financial Officer

LIST OF EXHIBITS

1.           Corporate Organization Chart and List of the Applicant’s Wholly-Owned Subsidiaries and Controlled Company

2.           Summary of Confidential Terms of the 2010 Joint Venture Agreement and Related Matters (Confidential Treatment Requested – Submitted under Separate Cover)30

3.           Analyst Reports relating to the Applicant

4.           Resolutions of the Board of Directors of the Applicant

________________________
30 The 2010 Joint Venture Agreement contains a confidentiality provision that applies to all parties to such agreement.  Pursuant to the terms of such provision, the Applicant is obligated to inform you that disclosure of the information contained in the Supplemental Material attached as Exhibit 2 is not being made by, or on behalf of, any party to the 2010 Joint Venture Agreement other than the Applicant, and that no other party to the 2010 Joint Venture Agreement, other than the Applicant, is responsible for the truthfulness of the information contained within the Supplemental Material.

Exhibit 1 – Corporate Organization Chart and List of the Applicant’s Wholly-Owned Subsidiaries and Controlled Company
Corporate Organization Chart

Exh. 1-1

List of Entities

Name of Entity	Percentage Owned by Applicant	Nature of Entity’s Business
Wholly-Owned Subsidiaries
Ecuadorian Minerals Corporation (U.S.)	100%	Employs the staff for the administration of the Applicant. Owns 100% of each of Metallic Nevada Inc., Metallic Goldfield Inc. and Metallic Ventures (U.S.) Inc.
Metallic Nevada Inc. (U.S.)	100%	Owns and operates the Applicant’s Converse gold property.
Metallic Goldfield Inc. (U.S.)	100%	Owns and operates the Applicant’s Goldfield gold property.
Metallic Ventures (U.S.) Inc.	100%	Staff administers and manages U.S. exploration.
Square Valley A.V.V. (Aruba)	100%	Owns Guadalupe Mining Corp. (Panama). Owned certain other subsidiaries that held the Applicant’s Ecuadorian properties, which have since been sold.
Guadalupe Mining Corp. (Panama)	100%	Owned a portion of the Applicant’s Gaby gold property, which has since been sold.

Exh. 1-2

Name of Entity	Percentage Owned by Applicant	Nature of Entity’s Business
EMC S.C.C. (Ecuador)	100%
This subsidiary was the administrative operating subsidiary in Ecuador that owned the surface and water rights for the Rio Blanco property.  It currently has no operations other than handling any Ecuadorian governmental matters relating to the sale of the Rio Blanco property.

Minero Oro Vega S.A.C. (Peru)	100%	Owns 40% of Minera Suyamarca S.A.C. (Peru). Employs all of the Applicant’s exploration and administration staff in Peru.
Ventura Gold Corp. (U.S.)	100%	Owns the Del Oro property in the State of Nevada.
Controlled Company
Minera Suyamarca S.A.C. (Peru)	40%	Owns and operates the Pallancata mine and the Inmaculada, Pacapausa and Puquiopata properties.

Exh. 1-3

Exhibit 2 – Summary of Confidential Terms of the 2010 Joint Venture Agreement
and Related Matters
(Confidential Treatment Requested – Submitted under Separate Cover)

Exh. 2

Exhibit 3 – Analyst Reports Relating to the Applicant

DUNDEE
CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation

(IMZ-T: C$5.44) INTRADAY

March 21, 2012

Paul Burchell / (416) 350-3499
pburchell@dundeesecurities.com
Vanessa Gravina, MBA / (416) 350-3389
vgravina@dundeesecurities.com

BUY, High Risk*
12-month target price: C$11.00

Improving grade in Goldfield drill results

52-Week Range		C$ 5.13 -	C$ 8.22
Shares Outstanding (MM)			119.2
Fully Diluted Shares (MM)			127.8
Market Capitalization (MM)			C$ 648
Ave. Volume (000 shares/day)			77.1
Working Capital (31-Dec-11) - (MM)			$ 59.8
Value Cash, ST Inv. (31-Dec-11) - (MM)			$ 95.7
Assumptions (CY)	2012E	2013E	Long term
Gold (US$/oz)	1825	2100	1250
FX (US$/C$)	0.99	0.95	0.90
Valuation (C$/share) - June 30 YE			
2013E - 5% DCF Corporate Value			C$ 5.07
2012E Year-end Cash etc.			C$ 0.56
Additional Resource Value			C$ 6.36
NAV			C$ 12.00
DCF Multiple			0.8
Target			C$ 11.00
Earnings and Cash Flow (US$/share)			
June 30 YE	2011A	2012E	2013E
Adjusted EPS	0.35	0.42	0.46
CFPS incl jv divider	0.46	0.44	0.57

All Figures in US$ Unless Otherwise Noted

Source: See Note 1

IMZ-T: Price/Volume Chart

Source: Thomson ONE

Company Description

International Minerals is a silver and gold producer with assets in Peru, Nevada, and Ecuador. The company controls a 40%-interest in the Pallancata Mine in Peru where fiscal 2011 production (100% basis) was 9.5 million oz of silver and almost 35,000 oz of gold. We expect gold equivalent production to grow from less than 100,000 oz in fiscal 2011 to 175,000 oz in 2015 with the development of several advanced stage projects including Inmaculada in Peru, Goldfield in Nevada, and Rio Blanco in Ecuador.

Up to 6.8 g/t over 40m

International Minerals reported drill results from 24 core and 62 RC drill holes from the Gemfield deposit on its 100%-owned Goldfield gold project, located in southern Nevada. The Gemfield deposit is one of two (along with McMahon Ridge) near-surface, open-pittable deposits being reviewed as potential heap leach operations feeding a central processing plant (Figure 1).

The release included some very strong results including 6.8 g/t over 40m, 2.6 g/t over 67m, and 3.2 g/t over 38m (uncut assays over core widths - Table 1). In our previous site visits, we noted higher grade zones had been intersected down plunge of the current resource estimate limits, and we suspect at least some of the better results reported today may be from this portion of the deposit. We calculate a weighted average grade of 1.6 g/t over an average width of 22m from the almost 60 intersections that returned potentially economic grades (greater than 0.5 g/t) - the weighted average grade of the new holes compares favourably to the current resource grade (all categories) at Gemfield/McMahon of 1.1 g/t, a fact we think bodes well for future resource estimates.

The company is completing a feasibility study on Gemfield/McMahon that is expected by mid-2012. We are looking for production of around 75,000 oz per year from a heap leach operation. The company is also examining the higher-grade Goldfield Main open pit target; however, Goldfield Main is envisioned as a mill operation, and will likely be the subject of a feasibility study at a later date. Given our estimate of the company's share of free cash flow from its 40% interest in the Pallancata Mine (over US$50 million in 2012) and upside from its 40%-owned Inmaculada and 100%-owned Goldfield projects, we continue to view the shares of International Minerals as significantly undervalued, and we are maintaining our **BUY** recommendation and 12-month price target of **C$11.00/share**.

Metallurgical and permitting update

International Minerals also released the results of recent metallurgical testing on Gemfield and McMahon Ridge. The column leach tests suggest recoveries of between 85% and 90% for Gemfield material and between 36% and 79% for McMahon Ridge.

The company's Plan of Operations and Environmental Baseline Study (EBS) should both be completed and submitted to the US Bureau of Land Management during the summer. Management believes the project will likely be subject to the state's new fast track permitting process, and is of the opinion that the permitting process could be completed by as early as the end of 2013.

Resource potential growing

The additional 14,209 metres of drilling in today's release brings the total metres drilled on the property to date to 56,842.

The existing resource at the Gemfield and McMahon Ridge deposits hosts an estimated 22.7 million tonnes at a grade of 1.1 g/t gold containing 826,000 oz in the measured and indicated category, and 1.1 million tonnes at a grade of 0.7 g/t gold containing 25,000 oz in the inferred category.

Please see Disclosures and Disclaimers on the last two pages of this report.

International Minerals Corporation March 21, 2012

Figure 1: Location map for the Goldfield Project Deposits

Reno - 4.5 hours
McMahon Ridge Waste Dump
N
Proposed Re-Routing of Hwy 95
95
McMahon Ridge
M&I: 285,000 oz Au
Inferred: 3,000 oz Au
Leach Pad & Processing Area
Gemfield Waste Dump
Gemfield
M&I: 541,000 oz Au
Inferred: 22,000 oz Au
Goldfield Main
M&I: 421,000 oz Au
Inferred: 360,000 oz Au
Esmeralda County
Nye County
Approximate External Outline of IMZ Property
0 2,000 4,000
Feet
Town of Goldfield
Las Vegas - 2.5 hours

Source: Company reports

Page 2
DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

Table 1: Gemfield Drill Results

Drill Hole Number	Type	Easting (ft)	Northing (ft)	Elevation (ft)	Depth (m)	Azimuth	Dip	From (m)	To (m)	Intercept (m)	Gold (g/t)
GEMC006	Core	47,206	46,800	5,602	280		-90	212	236	24.39	3.13
								236	243	No Recovery	
								243	247	3.66	0.75
GEMC007	Core	49,397	46,988	5,548	157		-90	NSV			
GEMC008	Core	49,987	48,797	5,514	271	90	-60	NSV			
GEMC009	Core	50,597	49,967	5,498	243	90	-60	NSV			
GEMC010	Core	47,627	46,242	5,593	253	35	-80	218	224	6.1	0.99
GEMC011	Core	47,435	47,072	5,593	191	105	-80	159	165	6.1	0.54
GEMC012	Core	48,032	47,750	5,575	171	140	-80	NSV			
GEMC013	Core	48,631	46,789	5,568	87	296	-80	17	40	22.9	0.56
GEMC014	Core	46,695	46,798	5,617	305	90	-70	NSV			
GEMC015	Core	46,987	46,410	5,613	308	93	-70	247	253	6.1	0.56
GEMC016	Core	46,991	46,001	5,610	270	88	-70	NSV			
GEMC017	Core	47,600	46,100	5,593	283	90	-70	238	253	15.2	0.73
GEMC018	Core	46,692	47,387	5,610	343	88	-70	256	264	7.6	0.83
GEMC019	Core	46,991	47,802	5,600	335	90	-70	206	212	6.1	0.51
GEMC021	Core	46,985	48,215	5,594	240	90	-70	NSV			
GEMC022	Core	46,983	48,598	5,594	262	90	-70	NSV			
GEMC023	Core	47,509	48,401	5,578	205	90	-65	NSV			
GEMC024	Core	47,499	47,608	5,588	292	90	-65	NSV			
GEMC025	Core	47,085	48,398	5,590	283	90	-70	236	248	12.2	3.06
GEMC026	Core	46,974	47,006	5,606	246	90	-70	165	203	38.1	2.12
GEMC027	Core	47,641	46,306	5,590	177	90	-65	108	128	19.8	2.08
GEMC028	Core	47,952	47,001	5,582	167	90	-50	107	130	22.9	4.80
GEMC029	Core	47,952	47,001	5,582	97	270	-45	37	87	50.3	1.15
GEMC030	Core	49,049	47,197	5,550	155		-90	30	98	67.1	2.56
GEM410	RC	48,252	47,095	5,574	259		-90	130	139	9.1	1.38
								146	175	29.0	0.59
GEM411	RC	46,996	46,591	5,610	320		-90	262	268	6.1	0.77
GEM412	RC	47,492	46,400	5,598	250		-90	200	207	7.6	1.50
GEM413	RC	47,411	46,192	5,602	280		-90				
					280			220	224	4.6	1.04
GEM414	RC	49,802	46,999	5,538	183		-90	NSV			
GEM415	RC	49,799	47,403	5,533	183		-90	NSV			
GEM416	RC	50,198	47,405	5,517	213		-90	NSV			
GEM417	RC	49,802	47,797	5,532	226		-90	168	172	4.6	0.53
GEM418	RC	49,798	48,203	5,524	213		-90	NSV			
GEM419	RC	50,190	48,205	5,515	213		-90	NSV			
GEM420	RC	50,601	49,196	5,497	244		-90	NSV			

Source: Company reports

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DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

Table 1: Gemfield Drill Results continued

Drill Hole Number	Type	Easting (ft)	Northing (ft)	Elevation (ft)	Depth (m)	Azimuth	Dip	From (m)	To (m)	Intercept (m)	Gold (g/t)
GEM421	RC	51,000	49,200	5,501	128		-90			NSV	
GEM422	RC	51,002	50,390	5,478	213		-90			NSV	
GEM423	RC	51,404	50,401	5,478	183		-90	81	95	13.7	0.55
GEM424	RC	51,000	49,986	5,488	226		-90			NSV	
GEM425	RC	50,998	49,588	5,493	216		-90			NSV	
GEM426	RC	51,407	49,998	5,489	238		-90	2	11	9.1	0.95
GEM427	RC	51,402	49,604	5,500	213		-90			NSV	
GEM428	RC	50,599	50,396	5,484	201		-90			NSV	
GEM429	RC	51,811	49,600	5,514	189		-90	37	43	6.1	0.52
GEM430	RC	51,808	49,985	5,499	168		-90			NSV	
GEM431	RC	46,695	46,799	5,616	152	90	-70			NSV	
GEM432	RC	48,974	47,601	5,550	61	90	-70	12	32	19.8	0.54
GEM433	RC	48,764	47,649	5,555	67	90	-70	30	56	25.9	0.74
GEM434	RC	48,821	47,649	5,554	61	90	-70	32	58	25.9	2.73
GEM435	RC	49,007	47,652	5,549	61	90	-70	11	30	19.8	1.23
								40	53	13.7	0.51
GEM436	RC	48,976	47,703	5,550	61	90	-70	9	53	44.2	1.72
GEM437	RC	48,867	47,700	5,553	61	90	-70	26	56	30.5	1.19
GEM438	RC	48,762	47,696	5,557	61	90	-70	30	55	24.4	1.43
GEM439	RC	49,068	47,749	5,548	61	90	-70	6	21	15.2	0.67
								27	37	9.1	0.56
GEM440	RC	49,012	47,749	5,549	61	90	-70	27	38	10.7	0.53
								50	55	4.6	0.61
GEM441	RC	48,917	47,750	5,552	61	90	-70	49	59	10.7	1.53
GEM442	RC	48,970	47,799	5,550	67	90	-70	14	53	39.6	6.75
GEM443	RC	48,870	47,799	5,553	67	90	-70	26	50	24.4	1.56
GEM444	RC	48,759	48,000	5,551	61	90	-70	46	59	13.7	0.56
GEM445	RC	48,709	48,052	5,550	61	90	-70	38	46	7.6	1.45
GEM446	RC	48,877	48,150	5,546	61	90	-70	21	29	7.6	0.70
GEM447	RC	48,712	48,151	5,545	70	90	-70	49	58	9.1	1.55
GEM448	RC	48,881	48,201	5,544	61	90	-70	30	44	13.7	0.99
GEM449	RC	48,775	48,200	5,542	61	90	-70	41	59	18.3	0.88
GEM450	RC	48,896	48,250	5,541	61	90	-70	6	44	38.1	3.16
GEM451	RC	48,784	48,250	5,541	61	90	-70	34	58	24.4	2.61
GEM452	RC	48,987	48,299	5,538	61	90	-70	5	24	19.8	0.67
GEM453	RC	48,879	48,299	5,538	61	90	-70	11	40	29.0	1.63
GEM454	RC	48,774	48,300	5,541	61	90	-70	30	50	19.8	0.64
GEM462	RC	49,248	47,201	5,549	111	90	-70			NSV	
GEM463	RC	49,152	47,008	5,554	107	90	-70	73	79	6.1	0.51
GEM464	RC	48,649	46,803	5,567	91	90	-70	14	20	6.1	0.73
GEM465	RC	49,050	46,800	5,557	152	90	-70	63	108	45.7	0.71

Source: Company reports

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DUNDEE CAPITAL MARKETS
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International Minerals Corporation March 21, 2012

Table 1: Gemfield Drill Results continued

Drill Hole Number	Type	Easting (ft)	Northing (ft)	Elevation (ft)	Depth (m)	Azimuth	Dip	From (m)	To (m)	Intercept (m)	Gold (g/t)
GEM466	RC	48,850	46,800	5,562	134	90	-70	78	84	6.1	0.62
								104	110	6.1	0.51
GEM467	RC	49,250	46,800	5,552	152	90	-70	99	113	13.7	0.57
GEM468	RC	49,050	47,200	5,549	107	90	-70	NSV			
GEM469	RC	49,250	46,600	5,547	152	90	-70	NSV			
GEM470	RC	49,050	46,600	5,553	152	90	-70	NSV			
GEM471	RC	48,850	46,600	5,559	142	90	-70	41	46	4.6	1.04
								119	130	10.7	0.97
GEM472	RC	49,150	46,400	5,549	152	90	-70	43	66	22.9	0.88
GEM473	RC	48,950	46,400	5,557	152	90	-70	75	85	10.7	0.51
GEM474	RC	48,850	46,400	5,561	152	90	-70	76	87	10.7	0.66
								108	123	15.2	0.63
								134	142	7.6	0.65
GEM475	RC	48,650	46,400	5,568	134	90	-70	73	88	15.2	0.89
								104	108	4.6	0.82
GEM476	RC	48,650	46,600	5,561	105	90	-70	47	66	18.3	0.75
GEM477	RC	49,050	46,300	5,553	168	90	-70	46	53	7.6	0.75

NOTE: NSV means No Significant Values. True width is estimated to be between 70 to 100% of the drill intersection width. Grid coordinates in the USA are quoted in feet. However the information pertaining to the drill depth, intercepts and assays are all quoted in metric units.

Source: Company reports

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DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

International Minerals Corporation

Rating	BUY	C$ Target	$11.00		IMZ-T	C$ 5.44
Risk	High	C$ Close	$5.44		Shares O/S (MM)	119.2
					Float (MM)	119.2
					Fully Diluted Shares (MM)	127.8
12-month return	102%				Basic Mkt. Capitalization ($MM)	C$ 648

All figures in US$, unless stated otherwise

EVALUATION DATA Year-end June 30	2011A	2012E	2013E	2014E
EPS before unusuals	$ 0.35	$ 0.42	$ 0.46	$ 0.92
P/E		12.8x	11.5x	5.8x
CFPS incl dividend from jv	$ 0.46	$ 0.44	$ 0.57	$ 1.10
P/CF		12.1x	9.4x	4.8x
market cap/reserve oz (Ag eq)				$ 12.26
enterprise value/reserve oz (Ag eq)				$ 10.41
market cap/resource oz (Ag eq)				$ 0.79
enterprise value/resource oz (Ag eq)				$ 0.67

ASSUMPTIONS Year-end June		2011A	2012A	2013A	2014E
Silver	US$/oz	28.93	34.05	36.94	40.75
Gold	US$/oz	1373	1723	1963	2150
Exchange	US$/C$	1.00	1.00	0.97	0.95
Dundee Modelled Reserves & Other Mineralization (MM Au eq oz)					2.1

RESERVES & RESOURCES	Tonnes 000 t	Gold g/t	000 oz	Silver g/t	000 oz
Proven and Probable Reserves					
Ecuador	2,147	8.7	604	62	4,306
Peru	1,552	1.5	73	309	15,390
Nevada	-	-	-	-	-
Total Reserves			677		19,696
Measured and Indicated Resources (including reserves)					
Ecuador	215,990	0.7	4,761	0.7	4,785
Peru	3,858	3.5	430	287	35,557
Nevada	351,506	0.6	6,419	3.4	37,953
Total Measured and Indicated Resources			11,610		78,295
Inferred Resources					
Ecuador	89,541	0.7	2,114	0.7	1,976
Peru	2,020	3.8	250	286	18,582
Nevada	38,898	0.7	892	2.4	3,013
Total Inferred Resources			3,256		23,571
TOTAL RESOURCE			14,866		101,866

PRODUCTION ESTIMATES (000 silver eq oz) Year-end June 30	2011A	2012E	2013E	2014E
Ecuador	0	0	0	0
Peru	4,440	4,136	3,923	6,847
Nevada	0	0	0	0
Sub total	4,440	4,136	3,923	6,847

TOTAL CASH COST ESTIMATES (US$/silver eq oz) Year-end June 30	2011A	2012E	2013E	2014E
Ecuador	0.00	0.00	0.00	0.00
Peru	9.42	11.71	13.81	12.04
Nevada	0.00	0.00	0.00	0.00
Wt. Ave.	9.42	11.71	13.81	12.04

NET ASSET VALUE (beginning July 1, 2012)	0% NAV (C$MM)	C$/share	5% NAV (C$MM)	C$/share
Corporate DCF	861	7.22	605	5.07
Cash and other	67	0.56	67	0.56
Exploration & unmodelled Resources	759	6.36	759	6.36
Total	1,688	14.15	1,432	12.00
Dundee DCF Target Multiple				0.8x
Share Price Target			C$	11.00

NAV Sensitivity to Long-term (post 2017) Gold Price Assumption

	Long Term Gold Price Assumption (US$/oz)				
	Long Term Silver Price Assumption (US$/oz)				
	1000	**1250**	1500	1750	2000
NAV (C$/share)	18.50	**23.50**	28.50	33.50	38.50
0% Discount Rate	8.66	**14.15**	19.45	24.20	28.65
5% Discount Rate	7.28	**12.00**	16.62	20.88	24.97
10% Discount Rate	6.36	**10.84**	14.85	18.80	22.67
15% Discount Rate	5.73	**9.72**	13.67	17.44	21.16

Year-end June 30 BALANCE SHEET	(000$) 2010A	(000$) 2011A	(000$) Q2/12
Assets			
Cash & ST Investments	29,101	86,127	95,730
Other Current Assets	6,909	9,461	6,018
Current Assets	36,010	95,588	101,748
Mineral Properties	262,657	297,625	293,089
Other non-current Assets	14,095	452	213
Total Assets	312,761	393,664	395,049
Liabilities			
Current Liabilities	5,620	41,242	41,983
Capital lease / LT Debt	36,647	-	-
Other non-current Liabilities	45,578	47,478	8,000
Total Liabilities	87,845	88,720	49,983
Capital Stock	228,521	254,609	256,655
Retained Earnings	(3,604)	50,335	88,411
Total Shareholder Equity	224,917	304,944	345,066

Year-end June 30 EARNINGS SUMMARY	2011A	2012E	2013E	2014E
Revenue				
Precious Metals	-	-	-	-
Other	5,589	7,096	8,098	6,984
Total Revenue	5,589	7,096	8,098	6,984
Gold costs	-	-	-	-
Other Costs	(15,244)	1,423	2,380	8,920
DD&A	2,046	906	-	-
Exploration	24	57	-	-
S, G&A	4,986	5,000	5,750	6,000
EBIT	13,777	(290)	(32)	(7,936)
FX Gain	(1,825)	1,033	-	-
Interest	(3,801)	(1,098)	-	(1,969)
Writedown of min. properties	(2,134)	(60)	-	-
Equity and Other Earnings	52,423	51,563	55,377	121,833
EBT	58,439	51,148	55,346	111,928
less Tax	4,500	820	-	-
Net Income (reported)	53,939	50,328	55,346	111,928
Average shares (MM)	118.2	119.2	119.3	122.1

STATEMENT OF CASH FLOWS (June 30 Year End)	2011A	2012E	2013E	(000$) 2014E
Net Income (000's$)	53,939	50,405	55,346	111,928
D, D&A	2,046	2,138	11,623	22,526
Future income taxes	4,500	-	-	-
Writedown of min. properties	2,898	60	-	-
FX Gain	2,419	(1,566)	-	-
Change in working capital	2,196	3,320	-	-
Other Operating, Equity Interest	(61,561)	2,051	(2,814)	(65,456)
Total Operating CF	6,437	56,409	64,155	68,999
Mineral Properties	(10,143)	(10,701)	(96,200)	(123,600)
Sale of Securities	14,852	-	-	-
Dividends from Joint Venture	46,000	-	-	-
Resource Properties	(21,584)	(20,793)	(15,000)	(10,000)
Other Investing	603	(6,767)	-	-
Total Investing CF	72,896	3,324	(81,200)	(113,600)
Equity financing	25,396	362	-	22,500
Debt Issue	-	-	-	52,500
Debt Repayment	-	(39,779)	-	-
Other financing, options, warrants	(33)	443	87	1,254
Total Financing CF	25,362	(38,974)	87	76,254
Foreign Exchange effect	-	-	-	-
Change in cash	104,695	20,759	(16,958)	31,653
Cash position, end of year	86,127	65,262	17,792	28,897

15.0
12.0
9.0
6.0
3.0
0.0
MM oz
20.00
16.00
12.00
8.00
4.00
0.00
US$/oz
2008A
2009A
2010A
2011A
2012E
2013E
2014E
2015E
2016E
2017E
Silver Eq (June 30 YE)
Total Cash Costs per Silver Eq Oz

1,050
700
350
0
MM oz (silver eq)
2008A
2009A
2010A
2011A
2012E
Reserves
M&I Resource (ex reserves)
Inferred Resource

9.0
6.0
3.0
0.0
Silver eq oz / share
2008A
2009A
2010A
2011A
2012E
Reserves
M&I (excl reserves)
Inferred

Source: Thomson ONE, Company reports, Dundee Capital Markets estimates

Page 6

International Minerals Corporation March 21, 2012

Disclosures & Disclaimers

This report is issued and approved for distribution in Canada by Dundee Securities Ltd., a member of the Canadian Investor Protection Fund, the Investment Industry Regulatory Organization of Canada and an investment fund manager registered with the securities commissions across Canada. Dundee Securities Ltd. is a wholly-owned subsidiary of Dundee Capital Markets Inc. Dundee Corporation is a significant shareholder of Dundee Capital Markets Inc.

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DUNDEE CAPITAL MARKETS
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International Minerals Corporation March 21, 2012

positions in the securities discussed in this Research Report and, from time to time, may have executed or may execute transactions on behalf of the issuer of such securities or Dundee's clients, including dealer-managed funds.

Should this Research Report provide web addresses of, or contain hyperlinks to, third party web sites, Dundee has not reviewed the contents of such links and takes no responsibility whatsoever for the contents of such web sites. Web addresses and/or hyperlinks are provided solely for the recipient's convenience and information, and the content of third party web sites is not in any way incorporated into this Research Report. Recipients who choose to access such web addresses or use such hyperlinks do so at their own risk.

© Dundee Securities Ltd. Any reproduction or distribution in whole or in part of this Research Report without permission is prohibited.

Note 1: All historical data including financial and operating data on the issuer(s) mentioned in this report come from publicly available documents including statutory filings of these issuer(s). Data may also be sourced from Bloomberg, Baseline, Thomson ONE.

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Mineral Exploration Watchlist: Dundee Securities Ltd. has not initiated formal continuing coverage of Mineral Exploration Watchlist companies. The companies will have recommendations and risk ratings as per our regular rating system, see Explanation of Recommendations and Risk Ratings for details. Risk ratings will be either Speculative or Venture. Speculative Risk rated companies are those companies that have published National Instrument 43-101 or JORC compliant resources or reliable historic resources and/or economic evaluations (scoping, pre-feasibility or feasibility studies) for material project(s) that could reasonably form the basis of a discounted cash flow analysis. Venture Risk rated companies are those companies that are generally at an earlier stage of exploration and/or development, where no material resource estimate, historic or compliant, exists. No price targets will be set for Mineral Exploration Watchlist companies as there are limited financial metrics upon which to base a reasonable valuation. Valuation methodologies and models will not be provided for Mineral Exploration Watchlist companies. Dundee clients should consult their investment advisor as to the appropriateness of an investment in the securities mentioned.

Fertilizer Watchlist: Dundee Securities Ltd. has not initiated formal continuing coverage of Fertilizer Watchlist companies. The companies will have recommendations and risk ratings as per our regular rating system, see Explanation of Recommendations and Risk Ratings for details. Risk ratings will be either Speculative or Venture. Speculative Risk rated companies are those companies that have published National Instrument 43-101 or JORC compliant resources or reliable historic resources and/or economic evaluations (scoping, pre-feasibility or feasibility studies) for material project(s) that could reasonably form the basis of a discounted cash flow analysis. Venture Risk rated companies are those companies that are generally at an earlier stage of exploration and/or development, where no material resource estimate, historic or compliant, exists. No price targets will be set for Fertilizer Watchlist companies as there are limited financial metrics upon which to base a reasonable valuation. Valuation methodologies and models will not be provided for Fertilizer Watchlist companies. Dundee clients should consult their investment advisor as to the appropriateness of an investment in the securities mentioned.

Agribusiness Watchlist: Dundee Securities Ltd. has not initiated formal continuing coverage of Agribusiness Watchlist companies. The companies will have recommendations and risk ratings as per our regular rating system, see Explanation of Recommendations and Risk Ratings for details. Risk ratings will be either Speculative or Venture. No price targets will be set for Agribusiness Watchlist companies as there are limited financial metrics upon which to base a reasonable valuation. Valuation methodologies and models will not be provided for Agribusiness Watchlist companies. Dundee clients should consult their investment advisor as to the appropriateness of an investment in the securities mentioned.

Base Metals & Iron Ore Weekly Dashboard is a compilation of market statistics and media reports that is posted on the Dundee website. The Dashboard does not contain any change in the analyst's opinion, estimates, ratings or target prices. Please refer to formal published research reports for valuation methodologies used in determining target prices for companies under coverage. Please refer to formal published research reports for company specific disclosures and analyst specific disclosures for companies under coverage.

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Dundee Securities Ltd. and its affiliates, in the aggregate, may beneficially own 1% or more of a class of equity securities issued by company(ies) discussed in this report.

A Research Analyst/Associate involved in the preparation of this report has visited certain material operations of the following issuer(s): International Minerals Corp. - Paul Burchell visited International Minerals' Rio Blanco and Gaby projects. Paul Burchell also visited the Goldfield and Converse projects prior to the company owning the property. A

Page 8

DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

former associate visited the company's Pallancata Mine and Inmaculada project, both in Peru. Paul Burchell visited the Nevada projects, details are discussed in note published November 30, 2011.

The Research Analyst/Associate and/or Dundee Securities Ltd. has been partially reimbursed for expenses by the following issuer(s) for travel to material operations of the issuer(s): International Minerals Corp.

Explanation of Recommendations and Risk Ratings

Valuation methodologies used in determining the 12-month target price(s) for the issuer(s) mentioned in this report are contained in current and/or prior research. Target Price N/A: a target price is not available if the analyst deems there are limited financial metrics upon which to base a reasonable valuation.

BUY: Total returns expected to be materially better than the overall market with higher return expectations needed for more risky securities. NEUTRAL: Total returns expected to be in line with the overall market. SELL: Total returns expected to be materially lower than the overall market. TENDER: The analyst recommends tendering shares to a formal tender offer. UNDER REVIEW: The analyst will place the rating and/or target price Under Review when there is a significant material event with further information pending; and/or when the analyst determines it is necessary to await adequate information that could potentially lead to a re-evaluation of the rating, target price or forecast.

*Risk Ratings: risk assessment is defined as Medium, High, Speculative or Venture. Medium: securities with reasonable liquidity and volatility similar to the market. High: securities with poor liquidity or high volatility. Speculative: where the company's business and/or financial risk is high and is difficult to value. Venture: an early stage company where the business and/or financial risk is high, and there are limited financial metrics upon which to base a reasonable valuation.

Investors should not deem the risk ratings to be a comprehensive account of all of the risks of a security. Investors are directed to read Dundee Securities Ltd. Research reports that contain a discussion of risks which is not meant to be a comprehensive account of all the risks. Investors are directed to read issuer filings which contain a discussion of risk factors specific to the company's business.

Medium and High Risk Ratings Methodology: Medium and High risk ratings are derived using a predetermined methodology based on liquidity and volatility. Analysts will have the discretion to raise but not lower the risk rating if it is deemed a higher risk rating is warranted. Risk in relation to forecasted price volatility is only one method of assessing the risk of a security and actual risk ratings could differ.

Securities with poor liquidity or high volatility are considered to be High risk. Liquidity and volatility are measured using the following methodology: a) Price Test: All securities with a price <= $3.00 per share are considered high risk for the purpose of this test. b) Liquidity Test: This is a two-tiered calculation that looks at the market capitalization and trading volumes of a company. Smaller capitalization stocks (<$300MM) are assumed to have less liquidity, and are, therefore, more subject to price volatility. In order to avoid discriminating against smaller cap equities that have higher trading volumes, the risk rating will consider 12 month average trading volumes and if a company has traded >70% of its total shares outstanding it will be considered a liquid stock for the purpose of this test. c) Volatility Test: In this two step process, a stock's volatility and beta are compared against the diversified equity benchmark. Canadian equities are compared against the TSX while U.S. equities are compared against the S&P 500. Generally, if the volatility of a stock is 20% greater than its benchmark and the beta of the stock is higher than its sector beta, then the security will be considered a high risk security. Otherwise, the security will be deemed to be a medium risk security. Periodically, the equity risk ratings will be compared to downside risk metrics such as Value at Risk and Semi-Variance and appropriate adjustments may be made. All models used for assessing risk incorporate some element of subjectivity.

SECURITY ABBREVIATIONS: NVS (non-voting shares); RVS (restricted voting shares); RS (restricted shares); SVS (subordinate voting shares).

Ideas of Interest

Dundee Securities Ltd. from time to time publishes reports on securities for which it does not and may not choose to provide continuous research coverage. Such reports are published as Ideas of Interest.

Dundee Securities Equity Research Ratings

99%
88%
77%
66%
55%
44%
33%
22%
11%
0%
85%
51%
13%
16%
2%
67%
Buy
Neutral
Sell
% of companies covered by Dundee Securities Ltd. in each rating category
% of companies within each rating category for which Dundee Securities Ltd. has provided investment banking services for a fee in the past 12 months.

Page 9

DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

As at December 31, 2011

Source: Dundee Securities Ltd.

Page 10

DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

INTERNATIONAL MINERALS CORP. INITIATING COVERAGE

(IMZ-T; $4.58)

ERIC WINMILL | 416.987.5598 | ewinmill@northlandcp.com
BILL MANTZOUTSOS | 416.987.7630 | bmantzoutsos@northlandcp.com

NCP NORTHLAND CAPITAL PARTNERS INC.

GROWTH AND DEVELOPMENT FLEXIBILITY PROVIDE A "GOLDEN" OPPORTUNITY

INVESTMENT THESIS International Minerals Corp. (IMZ) is a precious metals mining and development company with 6 primary projects in Peru, Nevada and Ecuador. IMZ has an impressive growth profile designed to take annual attributable production to over 150K gold equivalent ounces within 3 years. This growth is to come from the Pallancata and Inmaculada projects in Peru (both owned 40% by IMZ and operated by Hochschild Mining) and from the 100%-owned multi-million oz Goldfield and Converse projects in Nevada. Importantly IMZ has financing and development flexibility with respect to these projects, something that has become increasingly important in the context of the current marketplace.

FINANCIAL REVIEW IMZ's producing Pallancata Ag-Au mine provides a stable cash flow base that can be used to develop other portfolio projects, particularly in Nevada. We forecast undiscounted operating cash flow of over ~US$339M to be generated during the next five years as new projects come on-line. We contend the planned growth can be financed primarily through debt financing with no additional dilution to shareholders. Using our long-term gold price assumption of US$1,500/oz and US$25/oz for silver, we estimate a NAV of $1.07B, or $8.76/shr. We note that IMZ has significant leverage to gold and silver prices. At US$1,600 gold and US$28/oz silver, NAV would increase to $1.3B or $10.47/shr.

CATALYSTS IMZ has a number of upcoming milestones that we believe will help to drive the re-rating process, notably: 1) Feasibility study for the Goldfield project in Nevada due mid-C2012, 2) Ongoing project work and drill results at the Goldfield and Converse projects, 3) Production start-up at the Inmaculada project in Peru (expected late C2013), 4) Feasibility study for the Converse project in Nevada (due end of C2013), and 5) Clarity on Ecuador project permitting or a strategic transaction (expected later this year).

VALUATION We are initiating coverage with a Sector Outperform rating and a $6.75 price target, offering a 47% target return in our base case. With total reserves and resources of over 16.6M oz Au eqv, IMZ trades at a significant discount to the peer group on an EV/oz basis at $32/oz vs. peers at $146/oz. Even excluding the Ecuador projects (~7M oz), the EV/oz is well below peers at $56/oz. As IMZ delivers on planned milestones, we see a re-rating of IMZ shares unfolding that stands to drive the shares higher and help close the valuation gap with peers.

SCENARIO ANALYSIS ***Our Base Case price target of $6.75 is based on a weighted average of 0.77x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation. Our Upside Case price target of $7.80 is based on a weighted average multiple of 0.82x our $NAV_{5\%}$ estimate. In this scenario we assume IMZ reaches 1.5M oz Au at the Goldfield project (vs. 1.2M oz current), we ascribe a 0.7x multiple to the Converse project (vs. 0.5x base case) and a higher value to the Ecuador projects. Our Downside Case price target of $4.95 is based on a weighted average multiple of 0.7x our $NAV_{5\%}$ estimate. In this scenario we adopt a highly conservative view on valuation by removing the value for Ecuador and early exploration projects, removing the value for the Goldfield Main resource and deferring the assumed start date at Converse by ~2 years (with a multiple of 0.3x vs. 0.5x in the Base Case).***

FORECASTS

RATING (12-MTH)	Sector Outperform
PRICE TARGET	$6.75 (47%)
RISK	High
MKT. SENTIMENT	Divided
CURRENT PRICE	$4.58
MARKET CAP (C$M)	542.6
SHARES O/S (M)	118.5
NET CASH ($M)	104.0
EV ($M)	438.7

VALUATIONS

	Current	**Target**
Share Price	$4.58	$6.75
NAV/Share	$8.76	$8.76
P/NAV	0.52x	0.77x
	2012E	**2013E**
Current P/CFPS	13.6x	9.2x
Target P/CFPS	18.9x	20.0x

INTERNATIONAL MINERALS

JUNE 14, 2012

This report was prepared by an analyst employed by a Canadian affiliate, NCP Northland Capital Partners Inc., who is not registered as a research analyst under FINRA rules. See the last two pages for disclosure and share classification information.

All figures in C$ unless otherwise noted.
Please see disclosures at the end of this report

MINING | PRECIOUS METALS | ERIC WINMILL NORTHLANDCP.COM

IMZ-T

PRICE TARGET (PT)	$6.75	PRICE:	$4.58	NET CASH ($M)	104.0	Thursday, June 14, 2012
RATING	Sector Outperform (S/O)	MARKET CAP ($M)	542.6	SHARES (M)	118.5	

PRICE TARGET SCENARIOS

TARGET SCENARIO ($6.75, +47%)

Our Base Case Price Target of $6.75 is based on a weighted average multiple of 0.77x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation of IMZ's 6 primary projects.

UPSIDE DRIVERS ($7.80, +70%)

Our Upside Case Price Target of $7.80 is based on a weighted average multiple of 0.82x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation. In this scenario we assume that IMZ reaches 1.5M oz Au at the Goldfield project across all deposits (vs. 1.2M oz current), we ascribe a higher multiple to the Converse project of 0.7x (vs. 0.5x base case) and we ascribe a value of US$20/oz and US$10/oz to Ecuador reserves and resources (vs. US$15/oz and US$7.50/oz base case).

DOWNSIDE PERIL ($4.95, +8%)

Our Downside Case Price Target of $4.95 is based on a weighted average multiple of 0.7x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation. In this scenario we adopt a highly conservative view by removing value for the Ecuador and early exploration projects, removing value for the Goldfield Main resources, and deferring the start date at the Converse project by ~two years (with a lower multiple of 0.3x applied vs. 0.5x in the Base Case).

Volume (M)
200-Day MA
50-Day MA
Price (C$)
7.80 (+70%)
6.75 (+47%)
4.95 (+8%)
$4.58
1
2
3
4

KEY EVENTS	
1	Converse PEA study announced
2	Inmaculada feasibility study announced
3	Pallancata Reserve Update
4	Sale of Ruby Hill Royalty announced and FQ312 results

COMPANY OVERVIEW

International Minerals is a precious metals mining and development company with six primary projects in Peru, Nevada and Ecuador. The company has an impressive growth profile designed to take attributable annual production to over 150K gold equivalent ounces within three years. IMZ also has a solid partnership in place with Hochschild Mining in Peru. IMZ shares trade in Toronto and in Switzerland.

Catalysts
> Feasibility study for the Goldfield Project (Nevada) - mid C2012
> In-fill and step-out drill results - Goldfield, Converse - ongoing

VALUATION ANALYSIS				
($M, except per share values)	NAV (US$M)	NAV/Share	Multiple	Price Target
Pallancata - NAV5%	$199	$1.64	1.0x	$1.64
Inmaculada - NAV5%	$199	$1.64	0.8x	$1.31
Converse - NAV5%	$285	$2.35	0.5x	$1.17
Goldfield - NAV5% + EV/oz	$210	$1.73	0.7x	$1.21
Ecuador properties	$90	$0.74	1.0x	$0.74
Other properties, investments	$15	$0.12	1.0x	$0.12
Valuation	**$1,065**	**$8.76**	**0.8x**	**$6.74**

RISK PROFILE	
Forecast Risk	High
Financial Risk	High
Geopolitical Risk	Low
Valuation Risk	Moderate

CONSENSUS REVIEW							Revenue (US$M)		EBITDA (US$M) - adj		CFPS (US$)	
Rating	Current	3mth Chg	Target	Current	3mth Chg		2012E	2013E	2012E	2013E	2012E	2013E
SO/Buy	3		High	$10.28		NCP	$4.42	-	$48.05	$36.02	$0.41	$0.34
SP/Hold	3		Low	$4.75		Cons.	N/A	N/A	$42.75	N/A	$0.33	$0.26
SU/Sell	-		Median	$7.23								

COMPARABLES											
Company	Ticker	Price ($)	Avg Tgt ($)	Mkt Cap ($M)	%Chg Price (mth)	P/CF 2012E	P/CF 2013E	EV/EBITDA 2012E	EV/EBITDA 2013E	EV/oz M&I	EV/oz R&R - all
Jaguar Mining	JAG-T	1.38	1.39	116.5	-12.4%	4.1x	2.5x	5.7x	3.5x	49.9	39.3
Lake Shore Gold	SLG-T	1.14	2.28	467.7	29.5%	10.5x	4.4x	8.8x	3.5x	137.6	65.7
Aurizon Mines	ARZ-T	5.13	6.89	842.8	10.0%	8.4x	8.0x	5.1x	4.8x	115.9	92.1
Timmins Gold	TMM-T	1.79	3.14	253.9	-15.5%	4.3x	3.2x	3.1x	2.3x	161.6	87.1
Kirkland Lake Gold	KGI-T	12.80	20.25	897.9	11.4%	7.8x	4.6x	7.4x	3.8x	526.4	325.9
B2Gold Corp	BTO-T	3.51	5.03	1,356.0	11.0%	10.8x	8.5x	8.8x	5.9x	447.3	278.0
Atna Resources	ATN-T	1.02	2.57	124.0	6.4%	4.4x	1.9x	4.5x	1.8x	36.0	25.0
				Average	**5.8%**	**7.2x**	**4.7x**	**6.2x**	**3.7x**	**210.6**	**130.4**
International Minerals	**IMZ-T**	**4.58**	**$7.23**	**542.6**	**-1.5%**	**13.6x**	**9.2x**	**12.2x**	**9.5x**	**40.3**	**31.3**

Note: Comparable estimates are consensus estimates; Source: Thomson ONE, Company reports; IMZ estimates are from NCP Northland

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IMZ-T

TABLE OF CONTENTS

INVESTMENT THESIS AND HIGHLIGHTS 4
HIGHLIGHTS 5
VALUATION 6
SCENARIO ANALYSIS 6
UPSIDE CASE 7
DOWNSIDE CASE 7
SENSITIVITY ANALYSIS 8
COMPARABLES ANALYSIS 9
A "CONVERSE"-ATION ABOUT CONVERSE 10
FINANCIAL REVIEW 12
MINE PRODUCTION 12
FORECASTS 13
FINANCIAL POSITION 13
DEVELOPMENT CAPEX 13
SUSTAINING CAPITAL AND OTHER EXPENDITURES 14
FUTURE FUNDING REQUIREMENTS 14
STRATEGIC REVIEW 15
OPPORTUNITIES 15
RISKS 16
APPENDIX A: ASSET DESCRIPTIONS 17
PALLANCATA MINE, PERU — 40% INTEREST 17
INMACULADA PROJECT, PERU — 40% INTEREST 20
GOLDFIELD PROJECT, NEVADA — 100% INTEREST 23
CONVERSE PROJECT, NEVADA — 100% INTEREST 26
RIO BLANCO AND GABY PROJECTS, ECUADOR 30
OTHER PROJECTS 31
TIMELINE 31
MANAGEMENT 32
DIRECTORS 32

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INVESTMENT THESIS AND HIGHLIGHTS

INITIATING WITH SECTOR OUTPERFORM, $6.75 PRICE TARGET| We are initiating coverage of International Minerals Corp. (IMZ) with a price target of $6.75, which translates into a Sector Outperform rating implying a base case return of 47% to the current share price. IMZ is a precious metals mining and development company with six primary projects in Peru, Nevada and Ecuador.

Multi-million oz Au projects in Nevada

STRONG GROWTH PROFILE| IMZ has an impressive growth profile designed to take attributable annual production to over 150K gold equivalent ounces within 3 years. This is to be accomplished through 2 new projects coming on-stream, Inmaculada in Peru (targeted for late C2013 start-up), and Goldfield in Nevada (targeted for mid C2015 production, pending positive technical studies and permitting). Longer-term, the Converse project in Nevada, hosting a resource of 5M oz Au, could be brought into production with planned annual production of ~160K oz Au and ~640K oz Ag.

FINANCING AND DEVELOPMENT FLEXIBILITY| Importantly IMZ has financing and development flexibility with respect to near-term development projects, something that many other gold peers cannot claim and which has become increasingly important with the recent volatility in equity markets. Staged-development, selling of non-core assets, debt or project financings, or royalty sales are a few of the options available to IMZ for future project development in order to minimize dilution.

LEVERAGE TO SILVER AND GOLD PRICES| IMZ shares demonstrate significant leverage to gold and silver prices. Using our long-term gold price assumption of US$1,500/oz and US$25/oz for silver, our corporate NAV estimate is $1.07B with undiscounted operating cash flow of over ~US$339M forecasted to be generated during the next 5 years. At US$1,600/oz and US$28/oz silver, our NAV estimate jumps to $1.3B and undiscounted cash flow of over US$385M would be generated in the next 5 years.

COMPELLING EV/OZ VALUATION| With total reserves and resources of over 16.6M oz Au eqv, IMZ trades at a significant discount to the peer group on an EV/oz basis at $32/oz vs. peers at $146/oz. Even excluding the Ecuador projects (~7M oz) where political risk is considered to be high, EV/oz is $56/oz. As IMZ delivers on planned milestones outlined below, we see a re-rating of IMZ shares unfolding that stands to drive the shares higher and help close the valuation gap with peers.

CATALYSTS| Upcoming catalysts are summarized below:

- Feasibility study for the Goldfield project in Nevada (mid-C2012);
- Ongoing project work and drill results at the Goldfield and Converse projects;
- Inmaculada project start-up (late C2013);
- Converse feasibility study (late C2013), and;
- Resolution on Ecuador project permitting or strategic transaction (expected later in C2012).

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HIGHLIGHTS

Our Base Case target of $6.75/shr offers a 47% return

FOCUSED IN THE AMERICAS| IMZ's producing and near-term producing projects are located in Peru, historically a mining-friendly jurisdiction with a long history of mining. In addition, much of the future growth for IMZ is in Nevada, currently home to IMZ's multi-million ounce Goldfield and Converse gold projects. Both of these projects have excellent access to infrastructure. The state of Nevada is generally considered to be a mining-friendly area with low geopolitical risk.

DIVERSIFIED PROJECT PORTFOLIO| IMZ offers investors exposure to a portfolio of gold and silver projects in varying stages of development. This not only provides a steady pipeline of growth opportunities for IMZ but also helps to minimize risk associated with any one project. Notable too is that the Pallancata mine (40%-owned by IMZ) is the sixth largest primary silver mine in the world based on C2011 production.

STRONG PARTNER IN HOCHSCHILD| IMZ has a solid partnership in place with Hochschild Mining plc in Peru for development and operation of the producing Pallancata Ag-Au mine and the development-stage Inmaculada project. Hochschild, founded in 1911, is a Peru-centric mining company with a long and successful history of underground mining experience. Hochschild currently operates five projects in Peru, Argentina and Mexico. Shares of Hochschild trade in London and the company has a current market cap of ~£1.5B (~US$2.4B). Hochschild's cash balance at last reported quarter-end stood at ~US$628M.

GOOD TRACK RECORD OF CREATING VALUE| The management team at IMZ has a good track record of creating value through a disciplined approach to acquisitions and timely strategic transactions. By way of example, the Pallancata project was acquired for an original investment of under $10M and to date has returned ~$110M in dividend payments. Similarly, the Inmaculada project was acquired through IMZ's ~$65M Ventura Gold acquisition and in October 2010, IMZ sold an interest in the project to Hochschild for $35M in cash and shares (i.e. a $15M upfront payment plus a $20M private placement) in addition to other consideration received including a commitment to fund the first $100M of capex. The latest transaction is the Ruby Hill Royalty sale. This royalty was acquired as part of the $60M Metallic Ventures Gold purchase which comprised the Ruby Hill Royalty and the Goldfield and Converse projects. Together with royalty payments received to date, Ruby Hill returned ~$48M in total proceeds to IMZ.

STRONG TECHNICAL TEAM| The management team at IMZ, led by CEO Stephen Kay, has extensive mining and technical experience spanning a combined total of over 100 years. The management team has a track record of accretive transactions through prudent capital management and strategic timing. We believe this team is well-positioned to capitalize on current portfolio opportunities in a similar manner as has been done in the past.

FINANCIAL SUMMARY

Shares O/S (M) basic	118.5	52-week Range	$4.01 - $7.90
Market Cap. ($M)	$542.6	Avg. Weekly Vol. (M)	0.31
Market Float (%)	98.5%	Fiscal Year End	30-Jun
Net Cash (US$M)	$104.0	Book Value/Share	$2.91
Shares O/S (M) f.d.	121.6	Enterprise Value (US$M)	$438.68

Forecasts (June Y/E)	2011A	2012E	2013E	2014E
EBITDA ($M) - adj	$44.51	$48.05	$36.02	$45.95
EPS - adj	$0.46	$0.37	$0.29	$0.38
CFPS	$0.30	$0.41	$0.34	$0.50
Current P/E	10.0x	12.4x	15.7x	12.1x
Current P/CFPS	15.1x	11.1x	13.6x	9.2x
Current EV/EBITDA	9.9x	9.1x	12.2x	9.5x
	2011A	**2012E**	**2013E**	**2014E**
Gold Price ($/oz)	$1,570	$1,676	$1,582	$1,500
Silver Price ($/oz)	$35	$32	$29	$25
Silver Production M (oz) - attrib	3.78	3.38	3.23	4.00
Gold Production (oz) - attrib	13,807	12,081	12,686	42,590

Note: All data sourced from Company reports, Thomson One, NCP

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VALUATION

We estimate IMZ's net asset value (NAV) at ~US$1.07B, or US$8.76/shr. FD. Our NAV estimate is derived from a discounted cash flow (DCF) analysis using a 5% discount rate and long-term prices of US$1,500/oz for gold and US$25/oz for silver. Our $6.75 target price is based on a weighted average multiple of 0.77x our $NAV_{5\%}$ estimate and offers a target return of 47% to the current share price. We have used a multiple to NAV to derive our target price as we believe this valuation methodology best captures the forecast cash flow profile of IMZ given the future planned growth. Our NAV estimate summary is presented in Exhibit 1 below.

EXHIBIT 1: NAV SUMMARY TABLE — BASE CASE

Item (Attributable basis)	Base Case US$M	Per share	Multiple	Target C$
Pallancata - $NAV_{5\%}$	$199.44	$1.640	1.0x	$1.640
Inmaculada - $NAV_{5\%}$	$199.09	$1.637	0.8x	$1.309
Converse - $NAV_{5\%}$	$285.35	$2.346	0.5x	$1.173
Goldfield - $NAV_{5\%}$ + EV/oz	$210.14	$1.728	0.7x	$1.209
Ecuador properties	$90.13	$0.741	1.0x	$0.741
Other properties, investments	$15.00	$0.123	1.0x	$0.123
Corporate Adjustments (Net cash, G&A, warrants)	$66.03	$0.543	1.0x	$0.543
Total	**$1,065.17**	**$8.757**	**0.77x**	**$6.739**
Price target per share (rounded)				**$6.75**
Shares Outstanding (M) fully diluted				**121.63**

SOURCE: NCP estimates

Our Base Case price target applies higher P/NAV multiples to producing and near-producing assets (i.e. 1.0x for Pallancata and 0.8x for Inmaculada). For assets that are longer-term to production we use a lower P/NAV multiple (i.e. 0.7x for Goldfield and 0.5x for Converse) given the potential for delays owing to permitting, technical and operating issues. Our NAV estimate also includes a component of EV/oz valuation for Ecuador properties (Rio Blanco and Gaby) and for Goldfield Main, given the many unknown parameters relating to these assets. For the Ecuador properties, we have used a discounted EV/oz valuation of US$15/oz and US$8/oz for the gold-equivalent reserves and resources to account for what we perceive to be a high degree of political risk. For Goldfield Main, we have used an EV/oz valuation of US$100/oz and US$50/oz given the longer time to production and the need for additional technical studies to confirm the economics of this zone. We have not assumed any equity financing in our Base Case assumption but expect that the projects can be funded through debt and/or project financing alone as we outline in the Financing Assumptions section below.

SCENARIO ANALYSIS

With this report we also present two alternative scenarios to consider outcomes other than our Base Case scenario. These are outlined as the Upside and Downside Cases below.

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UPSIDE CASE

Our Upside Case target of $7.80/shr offers a 70% return

In our Upside Case, we assume some additional exploration success at the Goldfield project where IMZ reaches 1.5M oz Au of total resources across all deposits (vs. 1.2M oz current). We also ascribe a higher multiple to the Converse project of 0.7x (vs. 0.5x base case) to explore the potential valuation impact as the project is de-risked through additional technical and project work. For the Ecuador projects, we ascribe a valuation range of US$20/oz and US$10/oz to reserves and resources (vs. US$15/oz and US$8/oz in the base case) to evaluate a more bullish gold M&A market or more favourable royalty/tax terms from the Ecuador government. The net effect of our Upside Case assumptions results in a Net Asset Value of US$1.16B (US$9.50/shr) and a price target of $7.80. Our Upside Case target is based on a weighted average multiple of 0.82x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation. Our Upside Case NAV Summary is presented in Exhibit 2 below.

EXHIBIT 2: NAV SUMMARY — UPSIDE CASE

Item (Attributable basis)	Upside Case US$M	Per share	Multiple	Target C$
Pallancata - $NAV_{5\%}$	$199.44	$1.637	1.0x	$1.637
Inmaculada - $NAV_{5\%}$	$198.98	$1.633	0.8x	$1.306
Converse - $NAV_{5\%}$	$284.50	$2.335	0.7x	$1.634
Goldfield - $NAV_{5\%}$ + EV/oz	$264.32	$2.169	0.7x	$1.518
Ecuador properties	$120.47	$0.989	1.0x	$0.989
Other properties, investments	$15.00	$0.123	1.0x	$0.123
Corporate Adjustments (Net cash, G&A, warrants)	$75.14	$0.617	1.0x	$0.617
Total	**$1,157.86**	**$9.501**	**0.82x**	**$7.824**
Price target per share (rounded)				**$7.80**
Shares Outstanding (M) fully diluted				**121.86**

SOURCE: NCP estimates

DOWNSIDE CASE

Our downside case target of $4.95/shr offers an 8% return

In our Downside Case scenario we have adopted a highly-conservative approach to IMZ's project portfolio. In this scenario we have removed our value for the Ecuador projects, we have removed the value for the Goldfield Main resource in the unlikely event that this zone is not developed, we have deferred the start date on the Converse project by approximately 2 years (and applied a lower P/NAV multiple to Converse of 0.3x vs. 0.5x in our Base Case) and we have removed our value ascribed to IMZ's early-stage exploration projects/investments. Notable is that deferring the Converse start date reduces the external debt financing requirement for the project to US$50M (from US$273M in our Base Case) as this allows the other producing operations to generate more funds in the interim. The net effect of our Downside Case assumptions results in a Net Asset Value of US$854M (US$7.16/shr) and a price target of $4.95. Our Downside Case target is based on a weighted average multiple of 0.7x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation. Our Downside Case NAV Summary is presented in Exhibit 3 below.

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EXHIBIT 3: NAV SUMMARY — DOWNSIDE CASE

Item (Attributable basis)	Downside US$M	Per share	Multiple	Target C$
Pallancata - $NAV_{5\%}$	$199.44	$1.671	1.0x	$1.671
Inmaculada - $NAV_{5\%}$	$198.98	$1.667	0.8x	$1.333
Converse - $NAV_{5\%}$	$251.83	$2.110	0.3x	$0.633
Goldfield - $NAV_{5\%}$	$150.04	$1.257	0.7x	$0.880
Ecuador properties	$0.00	$0.000	1.0x	$0.000
Other properties, investments	$0.00	$0.000	1.0x	$0.000
Corporate Adjustments (Net cash, G&A, warrants)	$54.64	$0.458	1.0x	$0.458
Total	**$854.94**	**$7.162**	**0.69x**	**$4.975**
Price target per share (rounded)				**$4.95**
Shares Outstanding (M) fully diluted				**119.38**

Source: NCP estimates

SENSITIVITY ANALYSIS

Significant leverage to gold and silver prices.

The project demonstrates significant leverage to both gold and silver prices as shown in Exhibit 4. For example, increasing our long-term gold and silver price assumptions to US$1,600/oz and US$28/oz (from US$1,500/oz and US$25/oz in the base case) increases the NAV to ~US$1.27B from ~$1.06B. In this instance our price target would increase to $7.91/shr from $6.75/shr, a ~17% increase. Similarly cash flows will benefit from a higher long-term gold price. As shown in Exhibit 5, our 2013 CFPS estimate increases to US$0.37 from US$0.34 with the move to US$1,600/oz long term gold and US$28/oz silver price.

EXHIBIT 4: NAV SENSITIVITY TO GOLD AND SILVER PRICES

$NAV_{5\%}$ Sensitivity Analysis (US$M)

LT Ag Price (US$/oz) \ LT Au Price (US$/oz)	1,000	1,200	1,400	1,500	1,600	1,800	2,000
18.00	163	480	774	920	1,067	1,360	1,653
20.00	206	521	815	962	1,108	1,402	1,694
22.00	250	563	856	1,003	1,150	1,443	1,736
25.00	315	625	918	1,065	1,212	1,505	1,798
28.00	379	687	980	1,127	1,274	1,567	1,860
30.00	423	728	1,022	1,169	1,315	1,608	1,901
35.00	530	832	1,125	1,272	1,419	1,712	2,004
40.00	637	935	1,229	1,375	1,522	1,815	2,108

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EXHIBIT 4: NAV SENSITIVITY TO GOLD AND SILVER PRICES (CONT'D.)

Price Target ($/shr)

LT Ag Price (US$/oz)	LT Au Price (US$/oz) 1,000	1,200	1,400	1,500	1,600	1,800	2,000
18.00	2.01	3.56	5.02	5.74	6.47	7.92	9.37
20.00	2.30	3.85	5.30	6.03	6.76	8.21	9.66
22.00	2.60	4.14	5.59	6.32	7.04	8.50	9.95
25.00	3.04	4.57	6.02	6.75	7.48	8.93	10.38
28.00	3.48	5.00	6.45	7.18	7.91	9.36	10.81
30.00	3.78	5.28	6.74	7.47	8.19	9.65	11.10
35.00	4.51	6.00	7.46	8.18	8.91	10.36	11.81
40.00	5.25	6.72	8.18	8.90	9.63	11.08	12.53

SOURCE: NCP estimates

EXHIBIT 5: F2013 CASH FLOW SENSITIVITY (PER SHARE) TO AU AND AG PRICES

F2013 CF (US$ per share)

LT Ag Price (US$/oz)	LT Gold Price (US$/oz) 1,000	1,200	1,400	1,500	1,600	1,800	2,000
18.00	0.255	0.263	0.271	0.274	0.278	0.286	0.294
20.00	0.274	0.282	0.289	0.293	0.297	0.305	0.313
22.00	0.293	0.300	0.308	0.312	0.316	0.324	0.332
25.00	0.321	0.329	0.336	0.340	0.344	0.352	0.360
28.00	0.349	0.357	0.365	0.369	0.372	0.380	0.388
30.00	0.368	0.376	0.384	0.387	0.391	0.399	0.407
35.00	0.415	0.423	0.431	0.434	0.438	0.446	0.454
40.00	0.462	0.470	0.478	0.482	0.485	0.493	0.501

SOURCE: NCP estimates

COMPARABLES ANALYSIS

When selecting comparable companies for evaluation, we have narrowed our focus to include predominantly precious metal mining companies located in the Americas producing up to 250,000 ounces of gold per year. It is difficult to find direct comparables to IMZ given that it has both underground and open pit operations in varying stages of development in different mining jurisdictions. However, the comparable companies in Exhibits 6 and 7 exhibit many similarities and they are generally familiar names in the gold sector. On a project basis, we believe that Timmins Gold's (TMM-T, Not Rated) San Francisco mine is a reasonable proxy for IMZ's Converse project.

IMZ ranks well below peers on an EV/oz basis

We have employed 2 primary metrics for comparison: 1) Enterprise Value/ounce for Reserves and Resources and 2) Price/Cash Flow. Regarding the EV/oz comparison, for IMZ we have presented both the valuation on a total company basis (all projects) and an ex-Ecuador basis (using gold equivalent ounces with a 60:1 Au:Ag ratio or NCP long-term Au price of US$1,500/oz and US$25/oz for silver). IMZ ranks far below the peer average on an EV/oz basis at $31/oz (all projects) vs. the group average at $127/oz. Excluding Ecuador projects, IMZ still trades at a large discount to the peer group at $54/oz. The EV/oz comparison is shown in Exhibit 6.

On a P/CF basis, IMZ ranks above the peer group at 13.6x F2012 and 9.2x F2013 cash flow (NCP estimates) vs. peers at 7.0x and 4.6x, respectively. (Note with IMZ's June 30 year-end we have used IMZ's

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next fiscal year for comparison purposes). We believe that P/CF is not an entirely representative metric in this instance given that much of IMZ's future growth comes on-line in the F2014 period and beyond, particularly the multi-million ounce Goldfield and Converse projects. The P/CF comparison is shown in Exhibit 7 below.

EXHIBIT 6: COMPARABLE EV/OZ MULTIPLES

Company	Ticker	Price ($)	MC ($M)	EV ($M)	M&I (000 oz)*	Total R&R (000s oz)	EV/oz (M&I)	EV/oz (Total)
Jaguar Mining Inc.	JAG-T	1.32	111	321	6,539.7	8,287.6	49.1	38.7
Lake Shore Gold	LSG-T	1.07	439	435	3,366.5	7,055.5	129.1	61.6
Aurizon Mines	ARZ-T	5.06	831	632	5,553.5	6,988.5	113.8	90.4
Timmins Gold	TMM-T	1.79	254	255	1,577.9	2,926.3	161.6	87.1
Kirkland Lake Gold Inc.	KGI-T	12.50	877	839	1,634.6	2,640.5	513.5	317.9
B2Gold Corp	BTO-T	3.44	1,329	1,236	2,823.0	4,542.3	437.7	272.0
Atna Resources	ATN-T	0.97	118	135	3,932.8	5,653.6	34.4	23.9
Average							**205.6**	**127.4**
Int'l Minerals Corp. (Excl. Ecuador - GEO)	***IMZ-T***	***4.58***	***566***	***522***	***8,090***	***9,698***	***64.6***	***53.9***
Int'l Minerals Corp. (All Projects - GEO)	***IMZ-T***	***4.58***	***566***	***522***	***12,951.1***	***16,679.6***	***40.3***	***31.3***

* M&I Resources include P&P Reserves

SOURCE: Thomson One, Company reports

EXHIBIT 7: COMPARABLE EV/EBITDA, P/E AND P/CFPS MULTIPLES

		EV/EBITDA		P/E		P/CFPS	
Company	Ticker	2012E	2013E	2012E	2013E	2012E	2013E
Jaguar Mining Inc.	JAG-T	5.6x	3.5x	NM	13.2x	3.9x	2.4x
Lake Shore Gold	LSG-T	8.3x	3.2x	41.2x	7.5x	9.8x	4.1x
Aurizon Mines	ARZ-T	5.0x	4.7x	14.5x	13.5x	8.3x	7.9x
Timmins Gold	TMM-T	3.1x	2.3x	7.5x	4.5x	4.3x	3.2x
Kirkland Lake Gold Inc.	KGI-T	7.3x	3.7x	9.8x	5.7x	7.6x	4.5x
B2Gold Corp	BTO-T	8.6x	5.8x	16.2x	11.1x	10.6x	8.3x
Atna Resources [1]	ATN-T	4.3x	1.7x	9.9x	3.2x	4.2x	1.8x
Average		**6.0x**	**3.6x**	**16.5x**	**8.4x**	**7.0x**	**4.6x**
International Minerals Corp. [1,2]	***IMZ-T***	***12.2x***	***9.5x***	***15.7x***	***12.1x***	***13.6x***	***9.2x***

1 NCP estimates

2 Next FY figures used for comparison purposes

SOURCE: Thomson One, NCP estimates

A "CONVERSE"-ATION ABOUT CONVERSE

In this section we address the valuation for IMZ's Converse project in more detail. While the project only comprises ~17% of our valuation ($143M or $1.17/shr.), we note that with over 5M oz of gold in-situ in Nevada we believe the project has potential for a more meaningful NAV contribution in future. For now, we have adopted a conservative approach to Converse valuation (i.e. 0.5x our project NAV) given the early-stage nature of the project. We believe however that as the project is de-risked over time the valuation could grow in tandem. Furthermore, we expect the project to benefit from optimization work to be completed as part of the upcoming pre-feasibility and feasibility studies. While some investors may argue that the lower-grade nature of the project resources at ~0.5 g/t Au merits conservatism, we note that the proposed operating parameters are similar in many respects to other heap leach projects currently in operation. In particular, the San Francisco mine in Mexico operated by Timmins Gold (~$250M market capitalization) exhibits many economic similarities to the Converse project. In Exhibit 8 we present the Converse operating assumptions side-by-side with these other operations.

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EXHIBIT 8: COMPARISON OF SELECT HEAP LEACH OPERATIONS

	Int'l Minerals IMZ-T	Timmins Gold TMM-T	Argonaut AR-T	Lachlan Star LSA-T	Allied Nevada ANV-T	Atna Resources ATN-T
Mine/Project	Converse*	San Francisco	El Castillo	CMD	Hycroft	Briggs
Location	Nevada	Mexico	Mexico	Chile	Nevada	California
P&P Grade (g/t Au)	na	0.57	0.36	0.8*	0.38	0.69
M&I Grade (g/t Au)	0.50	0.60	0.296-0.32	0.4**	0.31	0.69
Mined Grade (g/t Au) Last Reported Qtr	na	0.77*	0.36	0.51	0.55	0.62
Mining Operation	Crush, H/L	Crush, H/L	ROM & Crush, H/L	Crush, H/L***	Crush, H/L (+future mill)	ROM & Crush, H/L
Crush size (mm)	9.5	12.5	19.0*	9.5	9.5	6.35
Mining Rate (tpd)	148,500	65,272*	66,277	54,427	115,497	24,514
Ore tonnes on the pad (tpd)	45,000	13,800**	33,581	8,923	40,320*	7,181*
Recoveries	60%**	69%	50% - 72%	75%****	53% to 67%**	78% **
Au Prod'n (oz)	160,000	>100,000***	75,000-80,000**	75,000+****	180,000-200,000**	40,000-47,000**
Strip Ratio	2.30	2.0***	0.96	<3.0****	1.3**	2.4
TCC (US$/oz) Act/Est	745	633***	625-650**	800****	475-495**	825-875**
Total Reserve (M oz Au) - Oxides	na	1.2****	1.002	0.157*****	2.481***	0.247***
Total Resource (M oz Au) - Oxides	5.17	1.575****	1.27	1.788*****	4.011***	0.662***
Total Resource (M oz Au) - Sulphides	na		1.54		16.81****	
	* based on Feb '12 PEA **unoptimized	*Incl. 804K T stockpiled (0.27 g/t) ** tgt 32,000 tpd by y/e ***Company forecast ****Total oxide/sulphide	*only ore >0.5 g/t crushed **F2012 Forecast	* 0.42 g/t cut-off ** 0.15 & 0.30 g/t cut-off *** evaluating ROM **** Co forecast *****Total oxide/sulphide	* estimated ** Company forecast *** Heap Leach ****Transitional+Sulfides	* estimated ** Co forecast ***Total oxide/sulphide

NOTES: ROM = Run of Mine; H/L = Heap Leach
SOURCE: Company reports

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FINANCIAL REVIEW

IMZ's project interest in the producing Pallancata Ag-Au mine provides a stable cash flow base that can be used to develop other portfolio projects, particularly in Nevada. Operating cash flows are expected to increase as the Inmaculada project (40% owned by IMZ) comes on-line in late C2013, and get a further boost when the Goldfield project comes on-line in C2015 (NCP estimate). Longer-term, the Converse project could also provide additional production and operating cash flow, pending positive technical studies and permitting.

We forecast annual operating cash flows to increase to ~US$59M by F2014 as the Inmaculada project comes on-line, and to further increase to ~US$106M by F2016 as the Goldfield project comes on-line. This compares to our forecast of ~$52M in cash flow for F2012. Note that our F2013 cash flows are expected to show a y/y decrease as we lower our gold and silver price assumptions in the beginning of C2013 in-line with our long-term prices of US$1,500/oz and US$25/oz, respectively. Another point worthy of mention is that we include dividends from Pallancata and Inmaculada in our operating cash flows estimates as these 40% joint venture interests are accounted for using the equity method. This accounting treatment also lowers our revenue assumptions. Together with the recent sale of the Ruby Hill Royalty, IMZ is now not expected to show any meaningful "top-line" revenue until the start-up of the Goldfield project in C2015.

MINE PRODUCTION

IMZ currently has a 40% interest in one producing operation, the underground Pallancata Ag-Au mine in Peru. IMZ also holds a 40% interest in the development-stage Inmaculada project, also in Peru (~30km from Pallancata), expected to come on-line by late C2013. The 100%-owned Goldfield project in Nevada is forecast to come on-line in mid-C2015 (NCP estimate), and the Converse project is assumed to come on-line in C2017 (NCP estimate). At this time we have not included any production from Ecuador projects (Rio Blanco, Gaby) until we have greater clarity on the tax/royalty regime there although we note that these projects could provide additional gold and silver production in future. Our project-specific assumptions are detailed in Appendix A for each applicable project, while our production forecast by mine is shown in Exhibit 9.

EXHIBIT 9: PRODUCTION PROFILE BY PROJECT (ATTRIBUTABLE)

350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Gold Eqv Production (oz)
Converse
Goldfield (Phase I HL)
Inmaculada
Pallancata
F2012E
F2013E
F2014E
F2015E
F2016E
F2017E
F2018E
F2019E
F2020E
F2021E
F2022E
F2023E

SOURCE: NCP estimates

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FORECASTS

Our financial forecasts are outlined in Exhibit 10 below.

EXHIBIT 10: FINANCIAL FORECASTS

June 30 YE

(US$M except per share data)	F2012E	F2013E	F2014E	F2015E	F2016E	F2017E	F2018E	F2019E	F2020E
Metal Price Assumptions									
Gold Price (US$/oz)	1,676	1,582	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Silver Price (US$/oz)	32	29	25	25	25	25	25	25	25
Production (Attributable)									
Gold Produced (oz)	12,427	12,686	42,590	67,416	104,036	159,917	260,212	261,397	280,885
Silver Produced (M oz)	3.4	3.2	4.0	5.0	5.2	5.5	3.7	2.2	2.1
Gold Eqv Production (oz)[1]	68,796	66,444	109,219	150,214	191,435	252,178	321,393	297,656	315,997
Income Statement									
Operating Earnings	(4.4)	(4.6)	(5.0)	(5.3)	26.4	36.5	99.0	95.6	105.7
EBITDA - adjusted	48.1	36.0	46.0	67.2	109.6	127.3	192.5	177.4	189.7
Net Income	71.5	34.5	44.7	66.6	89.2	85.8	117.2	95.7	103.0
EPS (basic) - adjusted	**0.37**	**0.29**	**0.38**	**0.56**	**0.75**	**0.72**	**0.98**	**0.80**	**0.86**
Cash Flow									
Operating Cash Flow	52.1	39.9	58.6	83.1	106.0	118.8	176.2	162.2	175.9
Investing Cash Flow	13.9	(50.4)	(52.8)	(87.5)	(162.0)	(264.5)	(26.0)	(57.5)	(38.0)
Financing Cash Flow	(48.1)	42.6	(8.9)	(9.0)	263.2	(31.9)	(29.8)	(25.5)	(26.7)
CFPS	**0.41**	**0.34**	**0.50**	**0.70**	**0.89**	**1.00**	**1.47**	**1.35**	**1.46**
Financial Position									
Cash (end of pd.)	**104.0**	**136.1**	**133.0**	**119.7**	**326.9**	**149.3**	**269.7**	**349.0**	**460.2**
Shares Outstanding (M)	119.4	118.1	118.3	118.5	118.7	119.2	119.6	119.9	120.2

NOTES 1) Gold equivalent uses 60:1 Ag:Au ratio

SOURCE: NCP estimates

FINANCIAL POSITION

As of the latest reported quarter (FQ312 ending March 31, 2012), IMZ had total cash and equivalents of US$83.9M, total working capital of US$57.4M and long-term debt of US$40.1M (shown as current given the maturity date of May 19, 2012). In FQ312 IMZ reported royalty income of approximately US$1.14M (Note: IMZ owned a 3% NSR on Barrick Gold Corp's Ruby Hill open pit gold mine that was sold for US$38M subsequent to quarter-end). During the quarter IMZ incurred ~US$4.6M in project development costs, primarily at the Goldfield and Converse projects in Nevada as well as the Ecuador projects. We estimate the current cash position to be over US$100M at the time of this report (following the sale of the Ruby Hill Royalty, repayment of the convertible debenture and receipt of the Pallancata dividend payments).

DEVELOPMENT CAPEX

Total capex assumptions by project are detailed in the summary tables of Appendix A with each relevant project. We also include a brief capex description here. The most near-term project expenditures are for the Inmaculada project in Peru. Initial capex at the project is estimated to be US$315M, although we assume a slightly more conservative capex estimate of US$334M. Hochschild has agreed to fund the first US$100M of project expenditures after which expenditures are to be split pro-rata (i.e. 60% Hochschild/40% IMZ). As of March 31, 2012, US$23M had been spent by Hochschild. As a result, we estimate IMZ's share of capex will be ~$104M starting in early C2013. IMZ disclosed that the joint venture is evaluating project or debt financing alternatives for the project in an amount of US$100-150M. In the event this financing is put in place, this would reduce IMZ's additional funding requirement to a range of US$34-54M.

The next major planned expenditures are for the Goldfield and Converse projects in Nevada. In the absence of an economic study for Goldfield (note: a feasibility study is due there in mid-C2012), we have estimated the Phase I expenditures for the Gemfield and McMahon Ridge heap leach operation at US$91M total based on benchmarking of similar operations. We assume these expenditures occur in two parts, starting in mid-C2014 (~US$53M), with the balance spent in F2018 to further expand capacity

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(US$38M). At this time, we have not included an estimate for the Phase II milling operation at Goldfield Main as further work needs to be done to define the scope and timing of this operation.

For the Converse project, the PEA study from February 2012 estimated initial capex of US$455M. While we note the potential for capex escalation at this project given the industry-wide cost pressures on materials and labour in particular, we have not included a meaningful increase to our capex estimate at this time owing to the longer time-frame to production and the likelihood of revisions to the final project design prior to production start-up. We assume Converse development expenditures commence in FH214.

SUSTAINING CAPITAL AND OTHER EXPENDITURES

Our sustaining capex expenditure forecasts are outlined in the relevant project sections of Appendix A. For the Pallancata project, we assume sustaining capex of US$62M for the remaining life-of-mine. For Inmaculada, we assume US$125M in life-of-mine sustaining capex. Both the Pallancata and Inmaculada sustaining capex expenditures are assumed to be included in the dividends received from the joint venture interest. For Goldfield, we have estimated life-of-mine sustaining capex of US$17M for the Phase I heap leach operation. For the Converse project, we assume life-of-mine sustaining capex of US$93M. In addition, we have included a modest amount (~US$5M) in expenditures for other portfolio projects during the next 12-18 months.

FUTURE FUNDING REQUIREMENTS

One of the primary reasons we are bullish on shares of IMZ is the strong balance sheet and financing alternatives with respect to funding future projects. Despite the respectable growth profile outlined above, we believe that this growth can be funded without further equity dilution. We assume that IMZ's near-term funding requirements for the Inmaculada project can be satisfied through a US$50M debt issuance in CH212, with the balance of development capex (NCP est.: ~US$54M) funded through financial resources on hand (we estimate IMZ will have over US$100M in cash on hand at the end of the current quarter ending June 30, 2012).

The next major project expenditures relate to the Goldfield project, where we estimate development capex of US$91M for the Phase I heap leach operation, occurring in 2 parts. We assume this is entirely funded through cash on hand (generated by the Pallancata and Inmaculada projects), and the second part of the Phase I operation is also funded through the cash flows from the Goldfield Phase I project start-up.

Longer-term, the Converse project represents the largest development capex at US$455M. We assume this is funded through a debt component of US$273M to be put in place in CH116, with the balance of US$182M funded through internal financial resources of IMZ.

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STRATEGIC REVIEW

OPPORTUNITIES

STRONG GROWTH PROFILE| IMZ offers investors an opportunity to participate in significant future growth as management works to expand attributable annual gold equivalent production to in excess of 150K oz within the next 3 years. This growth is to come from Peru and Nevada; both jurisdictions have a long mining history and are generally considered to be mining-friendly. Longer-term, the Converse project in Nevada could add a further 160K oz Au annually, in addition to planned production from the Goldfield Main project and any supplemental production from acquisitions undertaken by the IMZ team. Most importantly, we expect this growth can be funded entirely through financial resources on hand and/or debt and project financing with no additional equity dilution. Lastly, we note that IMZ has significant flexibility regarding project development, something that is increasingly important within the context of the current market place.

PROJECT OPTIMIZATIONS| IMZ continues to advance and optimize portfolio projects. Of these, we see potential economic benefits from project optimization work at Converse in particular. Given the large size of the resource there (>5M oz Au) even incremental positive changes could result in a material boost to project economics. In addition, at Goldfield a feasibility study for the Phase I heap leach operation is due in mid C2012. Once complete, IMZ plans to turn its attention to the exploration and development planned for the Goldfield Main area. We believe that Goldfield Main could offer additional upside at the project in future.

ACQUISITIONS AND DIVESTITURES| IMZ has a publicly-stated desire to seek other project acquisitions in the Americas. Indeed, we forecast that as new projects come on-line IMZ will have significant cash flow that could be used for acquisitions and/or other project development. At the same time, we believe IMZ will be evaluating other alternatives to build shareholder value including project divestitures as appropriate. Of these, we believe a sale or joint venture of the Ecuador projects is a high-probability event. Lastly, the sale of additional project interests in the Pallancata and Inmaculada projects to majority owner Hochschild cannot be entirely ruled out as another means of generating cash for future project development.

EXPLORATION POTENTIAL| With 6 primary projects in Peru, Nevada and Ecuador, we note that IMZ has exploration upside at nearly all projects with potential to increase mine life at these projects. At the Pallancata and Inmaculada projects, JV operator and majority owner Hochschild continues to commit significant funds to near-mine exploration and to date has been successful at growing reserves at both projects. At the Goldfield project in Nevada, we note that potential exists to grow total project resources particularly in the Goldfield Main area. At the Converse project in Nevada, recent drilling has indicated potential extensions to project resources at depth, with follow-on work planned there later this year. The Ecuador projects also host potential for resource expansion, although further exploration work is mostly on hold pending resolution of the tax and royalty regime there.

RE-RATING OPPORTUNITY| When compared to precious metals companies operating in the Americas, IMZ shares trade at a large discount to the peer group as measured on an EV/oz basis (see Comparables section). We see potential for a positive re-rating process to unfold as IMZ delivers on planned milestones that we believe will drive IMZ shares higher and help close the valuation gap with peers.

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RISKS

COMMODITY PRICE RISK | IMZ will be mining and selling gold and silver as a primary revenue source, thus exposing IMZ to gold and silver price risk. To date, the company's exposure remains entirely unhedged. IMZ will also face some commodity risk for inputs used in the mining and milling processes, namely diesel fuel for machinery, reagents used in the milling and processing operations, and other input commodities.

EXECUTION RISK | IMZ faces execution risk primarily related to the Nevada projects (note that development and operation of the Pallancata and Inmaculada projects in Peru is being managed by majority-owner Hochschild Mining plc.). While the management team of IMZ has an exceptionally strong background in geology, additional bench strength may be needed as IMZ advances the Nevada gold projects through development. In a market that is chronically tight for skilled labour, personnel availability could present a challenge as these projects move forward.

GEOLOGIC RISK | Given that Reserves and Resources have already been outlined as part of IMZ's development projects, we view the geologic risk for IMZ as low. We do note however that a portion of our Upside Case valuation includes mined material in excess of the defined reserve base at the Goldfield project. All indications to date suggest that this deposit remains open with a high probability of adding additional reserves but there is a possibility that new discoveries there could ultimately prove to be uneconomic.

COST INFLATION | Cost inflation is a risk that is prevalent in the mining industry at present across nearly all jurisdictions. IMZ faces cost inflation risk on new projects, particularly for Converse where a PEA study has estimated initial capex costs at US$455M. This may be mitigated in part by a staged development plan, using cash flows from other projects or divestitures as appropriate to build out the Converse project.

OTHER MINING COMPANY RISKS | As with any mining company, IMZ will face normal course risks related to permitting, environment, politics, operations, etc. Furthermore, IMZ will be subjected to the rules and regulations of the jurisdictions where IMZ operates, namely Peru, Nevada and Ecuador.

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APPENDIX A: ASSET DESCRIPTIONS

IMZ holds interests in 6 primary projects in Peru (Pallancata and Inmaculada), Nevada (Goldfield and Converse) and Ecuador (Rio Blanco and Gaby), in addition to several other earlier-stage exploration projects. Locations of the primary assets are pictured in Exhibit 11, while each of these assets is described in more detail below.

EXHIBIT 11: IMZ'S PROJECT LOCATIONS IN PERU, NEVADA AND ECUADOR

Quito
Map Area
ECUADOR
Rio Blanco
Gaby
PERU
Lima
Pallancata Mine
Inmaculada

WINNEMUCCA
ELKO
NEVADA
Converse
RENO
CARSON CITY
TONOPAH
Goldfield
LAS VEGAS
Map Area

SOURCE: Company reports

PALLANCATA MINE, PERU — 40% INTEREST

PROJECT OVERVIEW

IMZ owns a 40% interest in the producing Pallancata Ag-Au mine, located ~180 km southwest of Cuzco in southern Peru. In C2011, the Pallancata mine was the world's sixth-largest primary silver mine. The property comprises 15.9K ha. The original claims were acquired in C2002 and in C2007 a joint venture with Hochschild Mining plc was formed. The property is now 60%-owned and operated by Hochschild. Production started in C2007 at 500 tpd and was subsequently expanded several times to the current 3,000 tpd production rate. The mine is in production from underground using mostly cut-and-fill overhand stoping with a portion of paste backfill. Underground workings are accessed through multiple decline ramps. Ore is processed at Hochschild's Selene mill (~22km from the Pallancata mine) using a crush, grind and flotation circuit to produce a silver/gold concentrate product.

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MINE PRODUCTION

Since production start-up in late C2007, the Pallancata mine has produced 27.6M oz silver and 103K oz gold (IMZ's 40% share: 11.1M oz Ag and 41K oz Au). In F2011, the mine produced 9.5M oz Ag and 34.5K oz Au (100% basis). To the end of C2011, IMZ has received ~US$110M in dividend payments from the joint venture interest in the Pallancata mine.

GEOLOGY

The Pallancata deposit is a low-to-intermediate sulfidation precious metal epithermal system. Multiple events of mineralization are present including a complex array of veins, breccias (both hydrothermal and tectonic), stockworks and silicified zones. Control of the main-stage mineralization is likely to have been provided by a major northwest-southeast striking fault. The main producing area of the deposit is the Pallancata vein, a 1.5km long by up to 40m wide structure that includes the West, Central and East zones. Other producing and future producing areas of the deposit include the Virgen del Carmen, San Javier, Mariana and Mercedes zones, which exhibit similar characteristics to the main Pallancata vein. Location of the vein structures is shown in Exhibit 14.

RESERVES AND RESOURCES

Current Proven and Probable Reserves at the project total 3.4M tonnes grading 287 g/t Ag and 1.4 g/t Au containing 31.8M ounces of silver and 152K oz gold in situ (all figures presented on a 100% basis). Measured and Indicated resources total 5.0M tonnes at a grade of 372 g/t Ag and 1.7 g/t Au containing 60M ounces of silver and 278K oz gold. In addition, Inferred resources of 2.8M tonnes at a grade of 374 g/t Ag and 1.5 g/t Au containing 31.3M ounces silver and 132K ounces gold have been identified (note that M&I and Inferred grades are undiluted). IMZ's attributable share of the resource represents 40% of the total contained metal. A Reserve and Resource summary is shown in Exhibit 12.

EXHIBIT 12: RESERVES AND RESOURCES AT THE PALLANCATA MINE

Category	Tonnes*	Ag (g/t)	Au (g/t)	Ag (oz)*	Au (oz)*
Proven & Probable	**3,450,000**	**287**	**1.40**	**31,840,000**	**152,000**
Measured & Indicated	5,015,000	372	1.70	60,006,000	278,000
Inferred	2,813,000	374	1.50	31,335,000	132,000

NOTES: * 100% basis; Reserve and Resource cut-off 144 g/t Ag-eqv (60:1 Ag:Au ratio)

SOURCE: Company reports

PRODUCTION ASSUMPTIONS

The joint venture is currently forecasting production of 8.0M oz silver and 34K oz gold during C2012. We assume that production remains constant at the current production of 3,000 tpd. Current reserves are estimated by IMZ to support a mine life of 3.5 years at current production rates. Our remaining mine life assumption is ~6 years as we have incorporated ~65% of the M&I and Inferred resources in our production model. In our view, this still appears conservative when compared Hochschild's latest disclosure indicating that total project resources support a mine life of 7.4 years. We have however assumed higher costs and lower grades for these added tonnes to account for potentially deeper, narrower-veined mineralization. Our production forecasts are outlined in Exhibit 13.

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EXHIBIT 13: NCP PALLANCATA PROJECT ASSUMPTIONS

	Units	NCP est.
Remaining Mine Life	Years	6.0
Production rate	tpd	3,000
Recoveries - Au	% (RLOM)	73%
Recoveries - Ag	% (RLOM)	85%
Avg. Annual Au prod'n	oz Au (RLOM)	34,020
Avg. Annual Ag prod'n	oz Ag (RLOM)	7,946,381
Au produced	oz (RLOM)	204,117
Ag produced	oz (RLOM)	47,678,284
Direct costs	US$/t (RLOM)	73
Total Cash Cost (w/ credits)	US$/oz Ag (RLOM)	7.32
Sustaining Capex	US$M (RLOM)	68.0
$NPV_{5\%}$, after-tax, attributable basis	US$M	**$199**

NOTES: Values on a 100% basis unless stated; RLOM= Remaining Life of Mine

SOURCE: NCP estimates

EXPLORATION POTENTIAL

The Pallancata project and surrounding area is believed to host significant exploration potential both regionally and at depth. As shown in Exhibit 14, there are many prospective veins that have been identified in the nearby vicinity. To date, the joint venture has more than succeeded in replacing ore mined through an ongoing exploration program. In C2012, the joint venture plans to continue drill testing many of the surrounding and parallel-hosted vein structures with a total of 59,000m of planned drilling.

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EXHIBIT 14: PALLANCATA PROJECT AREA — PLAN VIEW

Pallancata- Plan View
N
Legend:
Veins in Production
Veins in Development
River
Ranichico Veins
(8% 2012 prodn.)
Rina Veins
(2% 2012 prodn.)
Mercedes Veins
Camp
Suyamarca River
Pallancata West
(37% 2012 prodn.)
Central Zone
(51% 2012 prodn.)
Pallancata East
(2% 2012 prodn.)
View of Photograph
0 500 1000m

SOURCE: Company reports

INMACULADA PROJECT, PERU — 40% INTEREST

PROJECT OVERVIEW

IMZ owns a 40% interest in the development-stage Inmaculada project in Peru. The project is located ~30 km southwest of IMZ's Pallancata project. The project comprises an area of 20.8K ha. Mineralization at the Inmaculada project was first identified in the early 1990s by Mitsui Corp. Hochschild held many of the surrounding properties until C2007 when Ventura acquired the project interest. In 2009, Ventura was acquired by IMZ. In late C2010, IMZ sold down the project stake in Inmaculada to 40%, while Hochschild increased its stake to 60% and assumed operatorship. As consideration for the sale of the project stake, IMZ received cash consideration and an equity investment from Hochschild for a combined total of US$35M. In addition, Hochschild has committed to fund the first US$100M of project expenditures, after which all expenses are to be funded on a proportionate basis (i.e. 40% IMZ and 60% Hochschild). Furthermore, Hochschild agreed to reduce the management fee to 7% (from 10% prior) at both the Pallancata and Inmaculada projects.

GEOLOGY

The Inmaculada deposit represents an epithermal, low-sulfidation, bonanza-type mineralized vein system hosted in tertiary volcanics. Gold and silver mineralization is present primarily in quartz veins and stockworks. The primary mineralized area at the project is hosted in the Angela vein, a ~2km long by up to 11m wide structure. The Angela vein exhibits two main mineralizing events: 1) An early lead-zinc event

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consisting of white quartz veinlets with sphalerite, galena, pyrite and minor argentite, and 2) A later gold-silver event which is more economically important to the deposit and consists of a white chalcedony vein with associated breccia and stockworks. A number of other smaller parallel and perpendicular veins have also been identified.

RESERVES AND RESOURCES

Current Proven and Probable Reserves at the project total 7.8M tonnes grading 3.37 g/t Au and 120 g/t Ag containing 845K ounces of gold and 30M oz silver in situ (all figures presented on a 100% basis). In addition, Inferred resources of 4.9M tonnes at a grade of 3.9 g/t Au and 152 g/t Ag containing 620K ounces gold and 24.2M ounces silver have been identified. IMZ's attributable share of the resource represents 40% of the total contained metal. Current reserves are estimated to support a mine life of 6.3 years at current planned production rates. Our mine life assumption is 8.3 years as we assume that the joint venture succeeds in converting ~50% of the current Inferred resources to mineable reserves, albeit with lower grades and higher costs. A Reserve and Resource summary is shown in Exhibit 15.

EXHIBIT 15: RESERVES AND RESOURCES AT THE INMACULADA PROJECT

Category	Tonnes*	Ag (g/t)	Au (g/t)	Ag (oz)*	Au (oz)*
Proven & Probable	**7,801,000**	**120**	**3.37**	**30,140,000**	**845,000**
Measured & Indicated	7,070,000	144	4.07	32,800,000	930,000
Inferred	4,940,000	152	3.91	24,200,000	620,000

NOTES: *100% basis; Reserve cut-off of 2.3 g/t Au-eqv; Resource cut-off 1.5 g/t Au-eqv

SOURCE: Company reports

PRODUCTION ASSUMPTIONS

The Inmaculada project was the subject of a feasibility study released in January 2012 prepared by Ausenco. The study envisaged a 3,500 tpd underground operation (using sub-level stoping and cut and fill methods) producing 124K oz Au and 4.2M oz Ag annually (100% basis). Ore is to be treated at an on-site mill using a crush, grind and leaching circuit to produce gold and silver doré. First production is scheduled to start in late C2013 with initial capex estimated at US$315M (we assume a slightly more conservative US$332M). Hochschild has agreed to fund the first US$100M of project expenditures, of which US$23M has been spent as March 31, 2012. After this, expenditures are to be split 60% Hochschild/40% IMZ such that IMZ's share of capex is expected to be ~$90M (NCP est.: ~US$103M). We have used the C2012 feasibility study as the basis for our estimates with some adjustments to certain operating parameters to incorporate some added conservatism based on other comparable operations. A summary of our estimates vs. the feasibility study are presented in Exhibit 16 below.

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EXHIBIT 16: NCP INMACULADA PROJECT ASSUMPTIONS (VS. 2012 FEASIBILITY STUDY)

	Units	Feas	NCP	Difference
Mine life	Years	6.3	8.3	31.0%
Production startup	Calendar Year	end 2013	end 2013	n/a
Production rate	tpd	3,500	3,500	0.0%
Recoveries - Au	% (LOM)	96%	96%	0.0%
Recoveries - Ag	% (LOM)	91%	91%	0.0%
Avg. Annual Au prod'n	oz Au	124,000	122,292	-1.4%
Avg. Annual Ag prod'n	oz Ag	4,204,000	4,195,493	-0.2%
Au produced	oz (LOM)	783,000	1,008,906	28.9%
Ag produced	oz (LOM)	26,488,000	34,699,562	31.0%
Direct costs	US$/t (LOM)	74	77	3.9%
Total Cash Cost (w/ credits) (attributable)*	US$/oz (LOM)	262	267	1.9%
Development Capex	US$M	315.0	332.0	5.4%
Attributable Development Capex	US$M	86.0	103.2	20.0%
Sustaining Capex	US$M (LOM)	99.0	125.4	26.7%
$NPV_{5\%}$, after-tax, attributable basis*	US$M	$57	$73	27.7%
$NPV_{5\%}$, after-tax, attributable basis**	US$M	n/a	$199	n/a

Notes: Values on a 100% basis unless stated

* using US$1,100/oz Au, US$18/oz Ag

** using NCP LT prices US$1,500/oz Au, US$25/oz Ag

SOURCE: NCP, Company reports

EXPLORATION POTENTIAL

The primary mineralized area at the project is hosted in the Angela vein. Within the claim boundary there are a number of other veins that have already been identified. As part of the earn-in agreement with Hochschild the joint venture has agreed to complete 20,000m of drilling per year for 3 years during the period C2011 to C2013. The goal of the exploration program is to add to the project reserve ounces to increase the overall mine life through upgrading the current resource base and to test other prospective nearby targets. The project area plan view and cross section are shown in Exhibits 17 and 18.

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EXHIBIT 17: PLAN VIEW OF MAIN ANGELA AND SURROUNDING VEINS

Angela
Shakira
Angela NE
Lourdes
Angela SW
Martha
Melisa
Cymoid
Angela SW
Verónica
Key
Jimena
2 km

SOURCE: Company reports

EXHIBIT 18: CROSS SECTION OF THE MAIN ANGELA VEIN

Angela SW
Angela Vein
Angela NE
Approximate Eastern Limit of Feasibility Study
Vein Outcrop
Key
Open
Open
400 m

SOURCE: Hochschild Mining plc

GOLDFIELD PROJECT, NEVADA — 100% INTEREST

PROJECT OVERVIEW

IMZ owns a 100% interest in the development-stage Goldfield project in Nevada. The project was acquired in early C2010 through the acquisition of Metallic Ventures Inc. The Goldfield project is located in Nevada, ~300km north of Las Vegas and ~420km south of Reno, next to the historic mining town of Goldfield. Local infrastructure is excellent owing to the central location in Nevada with roads, power, water and labour all available on site or nearby. The project is comprised of three main areas: 1) Gemfield, 2) McMahon Ridge, and 3) Goldfield Main (shown in Exhibit 21). The site contains a number of old open-pit and underground workings. Historic records indicate that 4.2M oz gold were produced from the Goldfield district with an average grade of ~18 g/t. A total of 43,000m has been drilled by IMZ/Metallic Ventures in ~200 holes since the property was acquired.

GEOLOGY

The Goldfield district is located at the site of a complex and long-lived igneous intrusive and volcanic center that is defined by eruptive vents located along a circular fault system or ring fracture zone. The center of the ring fracture zone or core area has undergone concentric structural doming as a result of emplacement of a large, late-stage andesitic igneous complex that is believed to have been the source

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of hydrothermal fluids responsible for wall rock alteration and widespread copper-gold mineralization. Deposit types in the Goldfield district are classified as high-sulphidation epithermal quartz-alunite hydrothermal gold and copper systems with lesser but related peripheral quartz-sericite systems. Porphyritic rhyodacite and/or dacite, Milltown Andesite and Sandstorm Formation are the principal ore-bearing host rocks for gold (and/or copper) in the district and to a lesser extent Morena rhyolite, Ordovician Palmetto Formation and Jurassic quartz-monzonite. Each of the three principal mineralized areas generally conform to this deposit model with variations to account for each unique zone of mineralization.

PROJECT RESOURCES

Current Measured and Indicated resources at the project for all three zones total 31M tonnes grading 1.2 g/t Au containing 1.2M oz of gold in situ. In addition, Inferred resources of 7.7M tonnes at a grade of 1.6 g/t Au containing 385K ounces gold have been identified across the three zones. A resource summary by area is shown in Exhibit 19.

EXHIBIT 19: GOLDFIELD PROJECT RESOURCE SUMMARY

Category	Tonnes	Au (g/t)	Au (oz)
Gemfield (0.34 g/t Au cut-off)			
Measured & Indicated	15,289,000	1.10	541,000
Inferred	908,000	0.80	22,000
McMahon Ridge (0.34 g/t Au cut-off)			
Measured & Indicated	7,439,000	1.20	285,000
Inferred	155,000	0.60	3,000
Goldfield Main (0.4 g/t Au cut-off)			
Measured & Indicated	8,549,000	1.50	421,000
Inferred	6,591,000	1.70	360,000
Total M&I	**31,277,000**	**1.23**	**1,247,000**
Total Inferred	**7,654,000**	**1.57**	**385,000**

SOURCE: Company reports

PRODUCTION ASSUMPTIONS

A feasibility study at the deposit is planned for release in mid-C2012. This study plans to evaluate the potential for heap leaching of the Gemfield and/or McMahon Ridge deposits (Phase I development), with a milling operation planned to start in later years to treat ore from the Goldfield Main zone (Phase II development). In the absence of a detailed economic study for the deposit, we have developed a DCF model for the Phase I operations based on capex, production and cost figures for similar operations. We assume a 5,000 tpd operation growing to 9,000 tpd by year 4 producing 45,000 to 72,000 oz Au annually at cash costs of US$645/oz over an 8.5-year mine life. Our assumptions for the Phase I operation are outlined in Exhibit 20.

For the Phase II milling operation, we have not developed a detailed DCF model owing to the many uncertainties involved and the longer time to production. To account for the added potential value in the Goldfield Main zone however we have included a valuation component based on an EV/oz approach. We will look to develop a full DCF model for Goldfield Main over time as more detailed economic and technical information becomes available.

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EXHIBIT 20: NCP GOLDFIELD PROJECT ASSUMPTIONS (PHASE I HEAP LEACH)

Phase I HL (Gemfield, McMahon Ridge)	Units	NCP *
Mine life	Years	8.5
Production startup	Calendar Yr	H2/2015
Production rate (Yrs 1-4)	tpd	5,000
Production rate (Yrs 4+)	tpd	9,000
Recoveries - Au	% (LOM)	69-80%
Avg. Annual Au prod'n	oz Au (000s)	45-72
Au produced	oz (LOM)	483,523
Strip ratio	LOM	2.79
Direct costs	US$/t (LOM)	9.90
Total Cash Cost (w/ credits)	US$/oz (LOM)	645
Development Capex	US$M	91
Sustaining Capex	US$M (LOM)	17
$NPV_{5\%}$, after-tax*	US$M	$150
Goldfield Main (EV/oz)	US$M	$42
Total attributable value	US$M	**$210**

Notes: * using NCP LT prices US$1,500/oz Au, US$25/oz Ag

SOURCE: NCP estimates

EXPLORATION POTENTIAL

Management is continuing exploration and metallurgical test work at the project site, particularly in the area of the Goldfield Main deposit. Drill results to date from this zone have returned many above-resource grade intercepts across widths ranging up to 30m or more. Of note, many of the intercepts in the old stope fill are carrying grades of between 0.7 g/t Au to over 2 g/t Au over widths of up to 40m. A more detailed exploration program for the Goldfield Main area is planned following the release of the Goldfield feasibility study later this year.

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EXHIBIT 21: PLAN VIEW OF GOLDFIELD PROJECT SITE

Reno - 4.5 hours
McMahon Ridge Waste Dump
N
McMahon Ridge
M&I: 285,000 oz Au
Inferred: 3,000 oz Au
Proposed Re-Routing of Hwy 95
95
Leach Pad & Processing Area
Gemfield Waste Dump
Gemfield
M&I: 541,000 oz Au
Inferred: 22,000 oz Au
Goldfield Main
M&I: 421,000 oz Au
Inferred: 360,000 oz Au
Esmeralda County
Nye County
Approximate External Outline of IMZ Property
Town of Goldfield
0 2,000 4,000
Feet
Las Vegas - 2.5 hours

SOURCE: Company reports

CONVERSE PROJECT, NEVADA — 100% INTEREST

PROJECT OVERVIEW

IMZ owns a 100% interest in the development-stage Converse project in Nevada. The project was acquired in early C2010 through the acquisition of Metallic Ventures Inc. The Converse project is located in Buffalo Valley, north-central Nevada, ~40km southeast of Winnemucca and ~8km east of the Marigold mine (owned 2/3 by Goldcorp (G-T; Not Rated) and 1/3 by Barrick (ABX-T; Not Rated)). Local infrastructure is excellent owing to the central location in Nevada with roads, power, water and labour all available on site or nearby. The project comprises ~29km² of largely unpatented land claims. As of late C2011, a total of ~65,000m has been drilled in ~316 holes, including over ~7,000m in core and RC drilling completed by IMZ since acquiring the project (largely to test the depth potential). More drilling is planned in the coming months as part of the upcoming feasibility study.

GEOLOGY

Converse is a skarn deposit with gold mineralization associated with the precipitation of sulfide minerals during retrograde skarn alteration events related to the emplacement of an intrusive body. Gold mineralization is most prevalent in the middle to outer portions of the calc-silicate alteration halo, but overall appears to be fairly evenly distributed throughout the deposit regardless of rock type and alteration (atypical of a porphyry deposit). Surface oxidation occurs to variable depths from 80 ft to over 500 ft. The deposit is crescent-shaped and can be broadly divided into two areas, the North Redline and the South Redline areas that form the basis for the North and South open pits. Deposit outline schematics are presented in Exhibits 22 and 23 below.

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EXHIBIT 22: PROPERTY GEOLOGY MAP (PLAN VIEW)

SECTION 29
SECTION 21
SECTION 28
Legend
METALLIC VENTURES GOLD INC.
Converse Project
Property Geology Plan Map

SOURCE: Company reports

EXHIBIT 23: CONVERSE DEPOSIT CROSS SECTION

NORTH REDLINE
SOUTH REDLINE
CONVERSE GOLD DEPOSIT
Cross Section 397 E
KEY DRILL HOLE INTERCEPTS (OPT AU)

SOURCE: Company reports

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PROJECT RESOURCES

Current Measured and Indicated resources at the project total over 320M tonnes of mineralization at a grade of 0.5 g/t Au and 3.7 g/t Ag containing 5.2M ounces of gold and 38M oz silver. In addition, Inferred resources of over 31M tonnes at a grade of 0.51 g/t Au and 3.0 g/t Ag containing 507K ounces gold and 3M ounces silver have been identified. Current resources are estimated to support a mine life of 13.5 years at current planned production rates. A Reserve and Resource summary is shown in Exhibit 24 below.

EXHIBIT 24: RESERVES AND RESOURCES AT THE CONVERSE PROJECT

Category	Tonnes	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Measured & Indicated	320,229,000	0.50	3.69	5,172,000	37,953,000
Inferred	31,242,000	0.51	3.00	507,000	3,013,000

NOTES: Cut-off of 0.27 g/t Au

SOURCE: Company reports

PRODUCTION ASSUMPTIONS

The Converse project was the subject of a Preliminary Economic Assessment (PEA) study released in December 2011 prepared by Micon. The study envisaged a 45,000 tpd open-pit heap-leach operation producing 160K oz Au and 638K oz Ag annually at a cash cost of US$745/oz (with silver credits) over a 13.5 year mine life. Initial capex was estimated at US$455M. The conceptual processing plan for Converse is to use 3-stage crushing to 80% passing 9.5mm and cyanide heap leaching followed by carbon adsorption/strip, electro-winning and smelting to produce gold/silver doré bars. First production could start in C2017 (NCP estimate) pending positive results from the upcoming feasibility study and project permitting. A summary of our estimates vs. the PEA study is presented in Exhibit 25. Proposed mine site layout is presented in Exhibit 26.

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EXHIBIT 25: NCP CONVERSE PROJECT ASSUMPTIONS

	Units	PEA	NCP	Difference
Mine life	Years	13.5	13.5	0.0%
Production Startup	Calendar Year	H1/2017	H1/2017	n/a
Production rate	tpd	45,000	45,000	0.0%
Recoveries - Au	% (LOM)	60%	60%	0.0%
Recoveries - Ag	% (LOM)	31%	31%	0.0%
Avg. Annual Au prod'n	oz Au	160,000	159,889	-0.1%
Avg. Annual Ag prod'n	oz Ag	638,000	632,343	-0.9%
Au produced	oz (LOM)	2,165,000	2,158,495	-0.3%
Ag produced	oz (LOM)	8,471,000	8,536,634	0.8%
Strip ratio	LOM	2.30	2.30	0.0%
Direct costs**	US$/t (LOM)	8.35	8.38	0.3%
Cash Cost (w/ credits)**	US$/oz (LOM)	745	753	1.1%
Development Capex	US$M	455	455	0.0%
Sustaining Capex	US$M (LOM)	93	95	0.0%
$NPV_{5\%}$, after-tax*	US$M	$120	$96	-19.8%
$NPV_{5\%}$, after-tax**	US$M	na	**$319**	n/a

NOTES:

* using US$1,300/oz Au, US$25/oz Ag

** using NCP LT prices US$1,500/oz Au, US$25/oz Ag

SOURCE: NCP estimates

EXHIBIT 26: CONVERSE MINE SITE PLAN LAYOUT

LEACH PAD AREA
PROCESS AREA

SOURCE: Company reports

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FUTURE PLANS

Following the results of a positive PEA study released in late C2011, IMZ is working to complete a full feasibility study due by year end C2013. As part of the feasibility study IMZ plans to complete additional metallurgical testing, geotechnical and in-fill drilling and other project work.

RIO BLANCO AND GABY PROJECTS, ECUADOR

BACKGROUND

IMZ owns interests in two highly-prospective, multi-million ounce precious metal projects in Ecuador, the Rio Blanco (100% interest) and the Gaby project (~60% interest). Despite the prospective nature of these projects, the political climate in Ecuador has created challenges for IMZ to realize full project economics. IMZ is in the process of negotiating with the Ecuadorian government and has yet to reach a satisfactory resolution on an equitable tax and royalty structure to justify development of these projects. Both projects were the subject of an expired earn-in/financing deal with the Chinese company CAMC Engineering Co., Ltd. (SHE:002051, Not Rated), announced in November 2010. The deal was allowed to expire in June 2011 when CAMC proved unable to secure necessary funds for project development.

We understand that while negotiations with the local Ecuador government are ongoing, at the same time IMZ is pursuing all other options to realize value from these projects. For this reason these projects do not factor prominently in our valuation and only warrant a brief mention here. Should IMZ succeed in negotiating a more favourable deal with the government of Ecuador and make the decision to proceed with development, we would look to include a more meaningful valuation component at that time.

RIO BLANCO — 100% INTEREST

PROJECT OVERVIEW

The Rio Blanco project, located in the province of Azuay ~320 km southwest of the capital city of Quito, is a high-grade epithermal gold-silver vein deposit. Proven and probable reserves total over 2M tonnes grading 8.8 g/t Au and 62 g/t Ag containing 605K oz Au and 4.3M oz Ag (shown in Exhibit 27 below). The project was the subject of a C2006 feasibility study (updated in C2009) that envisaged an 800tpd underground operation with a 7.5 year mine life with annual production of 71K oz Au and 400k oz Ag with cash costs of US$568/oz (net of by-product credits) and initial capex of US$120M. Further updates to the economic parameters are likely to be required pending resolution on the tax and royalty negotiations with the Ecuadorian government.

EXHIBIT 27: RESERVES AND RESOURCES AT THE RIO BLANCO PROJECT

Category	Tonnes	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Proven & Probable	**2,147,448**	**8.80**	**62.00**	**605,000**	**4,307,000**
Measured & Indicated	2,150,000	9.50	69.00	661,000	4,785,000
Inferred	3,620,000	3.00	17.00	354,000	1,976,000

NOTE: Cut-off 3 g/t Au

SOURCE: Company reports

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GABY PROJECT — ~60% INTEREST

PROJECT OVERVIEW

The Gaby project is located in southwestern Ecuador, ~130 km south of Ecuador's largest city, Guayaquil. The project is a bulk-tonnage low-grade gold porphyry deposit. Measured and Indicated resources total over 356M tonnes grading 0.61 g/t Au containing 6.9M oz Au (4.1M oz Au attributable to IMZ) as shown in Exhibit 28 below. The project was the subject of a C2008 pre-feasibility study (updated in C2009) that envisaged a 60,000 tpd open-pit operation with a 16 year mine life, annual production of 330K oz Au with cash costs of US$700/oz and initial capex of US$1.0B. Further updates to the economic parameters are likely to be required pending resolution on the tax and royalty negotiations with the Ecuadorian government.

EXHIBIT 28: GABY PROJECT RESOURCES

Category	Tonnes	Au (g/t)	Au (oz)	Attrib Au (oz)*
Measured & Indicated	356,400,000	0.61	6,940,000	4,105,000
Inferred	143,200,000	0.62	2,850,000	1,761,000

NOTES: * attributable (60%); cut-off 0.4 g/t Au;

SOURCE: Company reports

OTHER PROJECTS

IMZ is constantly evaluating new projects and currently owns a number of exploration properties primarily in Peru and Nevada. As these are mostly early-stage exploration projects with a minimal budget assigned to them, they have not been featured prominently here and have only been assigned a nominal amount in our valuation. Should the exploration efforts prove successful, these may be advanced or sold as warranted.

TIMELINE

A summary timeline of the major project activities is outlined in Exhibit 29 below.

EXHIBIT 29: TIMELINE OF MAJOR PROJECT ACTIVITIES

Project
Event
2012
2013
2014
2015
2016
Q1 Q2 Q3 Q4
Pallancata (Peru)
Production (ongoing)
Inmaculada (Peru)
Permit/Construction
Production
Goldfield (Nevada)
Feasibility
Permit/Construction
Production
Converse (Nevada)
Feasibility
Permit/Construction
Rio Blanco (Ecuador)
Permit/Construction
Production
Gaby (Ecuador)
Feasibility
Permit/Construction

NOTES: Forecasts based on calendar years; Ecuador project forecasts are management estimates only

SOURCE: Company reports, NCP estimates

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MANAGEMENT

STEPHEN KAY, PRESIDENT, CEO, DIRECTOR| Stephen is a geologist with over 38 years of resource project operating experience in Europe, South Africa, South America and the United States. He has been with IMZ since its inception in 1993. Previously he was President of GD Resources Inc. (a metals smelter) and prior to that he worked for BP Minerals and Gold Fields Mining (responsible for initial drilling at the Mesquite Mine in California). Stephen is also a director of New Dimension Resources and Delta Mining and Exploration Corp.

SCOTT BRUNSDON, CHIEF FINANCIAL OFFICER| Scott has extensive experience in corporate finance with resource companies, and has been with IMZ since January 2011. Formerly he was CFO of Revett Minerals Corp (RVM-T; Not Rated). Scott is also a director of Hunt Mining Corp and Global Minerals Ltd. He is an economist by training.

NICK APPLEYARD, VP CORPORATE DEVELOPMENT| Nick is a professional geologist and has worked predominantly in gold exploration, development and mining projects in Australia, South America and East Africa. He has been with IMZ since 1995.

PAUL DURHAM, VP CORPORATE RELATIONS| Paul joined IMZ in early C2010. He has over 30 years of financial and capital markets experience, primarily in the Natural Resources Sector. Previously he worked with Auerbach Grayson, HSBC and Scotiabank. Paul is a geologist by training and spent five years working in the South African gold and base metal mines with Gold Fields.

ALAN MATTHEWS, VP SPECIAL PROJECTS| Alan is a Mining Engineer and a Chartered Engineer (C. Eng.) with over 30 years' mining and exploration experience in the minerals industry, specializing in gold, copper and industrial minerals. He has been responsible for several mine start-ups and commissioning including Aberdeen Barytes (Scotland) and OK Tedi (Papua New Guinea), among others. Alan is also a director of Galena International Resources and Redzone Resources.

DIRECTORS

STEPHEN KAY| See Management Section.

ROD MCKEEN| Corporate Secretary and Legal Counsel — Lawyer and Principal of Axium Law Corp. Also a director of Santa Barbara Resources Ltd. And Medallion Resources Ltd.

MIKE SMITH| Lead Independent Director — Chartered Accountant and retired Partner of PwC.

GABRIEL BIANCHI| Director — President of Bianchi & Co, a private Swiss-based asset management company.

ROBERTO BAQUERIZO| Director — MD of ProVentures Inc., a consulting and investing firm.

JORGE PAZ| Director — Lawyer and Partner in the Ecuador-based law firm Paz and Horowitz.

JOHN HICK| Director — Also a director of First Uranium Corp, Aeroquest International, Carpathian Gold, Eurotin, Hudson Resources, Marengo Mining and Timminco.

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RESEARCH DISCLOSURES

ISSUER	APPLICABLE DISCLOSURES
INTERNATIONAL MINERALS CORP. (IMZ-T)	6

1. NCP Northland Capital Partners Inc. ("NCP") and/or its affiliates companies beneficially own 1% or more of any class of the issuer's equity securities, as of the end of the month immediately preceding the date of issuance of this research report or the end of the second most recent month if the issue date is less than 10 calendar days after the end of the most recent month.
2. The authoring analyst or any associate of the authoring analyst holds a long or short position in any of the issuer's securities directly or through derivatives, including options or futures positions.
3. An officer, director or employee has provided services to the issuer for remuneration during the preceding 12 months other than investment advisory or trading services.
4. NCP or any of its affiliated companies has performed investment banking services for the issuer during the 12 months preceding the date of issuance of the report.
5. A director, officer, or employee of NCP or any of its affiliated companies is an officer, director, employee or advisor of the issuer.
6. The authoring analyst has viewed the material operations of the issuer. The authoring analyst has viewed the following assets: Pallancata and Inmaculada (Peru), Goldfield (Nevada) and Converse (Nevada).
7. The authoring analyst, received reimbursement for travel expenses.

The views contained in this report regarding a particular company, security, industry or market sector are the views of the writer and do not necessarily represent the views of NCP. This Research Report is provided to institutional investors of NCP in Canada for informational purposes only and is not an offer to sell or the solicitation of an offer to buy any of the securities discussed herein. Non-client recipients of this report should consult with an independent financial advisor prior to making any investment decision based on this report or for any necessary explanation of its contents. NCP will not treat non-client recipients of this Research Report as its clients by virtue of such persons receiving this Research Report. Information contained in this report is current as of the date of publication and has been obtained from third-party sources believed to be reliable. NCP does not warrant or make any representations regarding the use or the results of the information contained herein in terms of its accuracy, timeliness, reliability, or otherwise, and does not accept any responsibility for any loss or damage that results from its use.

NCP is related to NCP Northland Capital Partners (USA) Inc. ("NCP USA") an SEC registered FINRA Member, Northland Capital Partners Limited ("Northland"), a full-service brokerage firm registered with the Financial Services Authority in the UK and NCP Investment Management Inc ("NCP IM") an Investment Fund Manager, Portfolio Manager and Exempt Market Dealer registered with various provincial securities commissions . NCP Canada and NCP USA share the same office in Toronto Canada. NCP, NCP USA, Northland and NCP IM share common controlling ownership and directors; however, none of those common directors or controllers directs the ratings given on a specific issuer. In addition, NCP maintains and enforces written policies and procedures that are reasonably designed to prevent influence on the activities of analysts.

FOR UK RESIDENTS | The authoring analyst(s) who is/are responsible for the preparation of this research are employed by NCP in Canada. The report has been prepared and approved according to regulatory standards in Canada and was not reviewed for the purposes of section 21 of the UK's Financial Services and Markets Act 2000.

U.S. DISCLOSURE | The firm that prepared this report is not subject to U.S. rules with regard to the preparation of research reports and the independence of analysts. NCP Northland Capital Partners (USA) Inc. is a U.S. registered broker-dealer and affiliate of NCP Northland Capital Partners Inc. NCP Northland Capital Partners (USA) Inc. accepts responsibility for the contents of this research report, subject to the terms and limitations as set out

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IMZ-T

above. U.S. residents seeking to effect a transaction in any security discussed herein should contact a General Securities Representative of NCP Northland Capital Partners (USA) Inc. directly at 1-877-645-9150.

ANALYST CERTIFICATION

Each Research Analyst and Research Associate who authored this document and whose name appears herein certifies that the recommendations and opinions expressed in the research report accurately reflect their personal views about any and all of the securities or issuers discussed herein that are within the coverage universe. In addition Each Research Analyst and Research Associate who authored this document and whose name appears herein certify that:

- They have not affected a trade in a security of any class of the issuer whether directly or through derivatives, within the 30-day period prior to the date of the publication of the Research Report.
- They have not provided services to the issuer for remuneration during the 12 months preceding the date of the publication of the Research Report.
- Any and all reports or studies by a third-party expert consulted in preparing the Research Report have been cited in the Research Report.
- They did not distribute the Research Report to the issuer, any employee in the investment banking department at NCP, or any other third party for any reason other than for the purposes of verifying the factual information.
- They are not aware of any other potential conflicts of interest.

The compensation of Research Analysts and Research Associates is intended to reflect the value of the services they provide to the clients of NCP. As with most other employees, the compensation of Research Analysts and Research Associates is impacted by the overall profitability of the firm, which include revenue from investment banking activities of the firm's Investment Banking department. Research Analysts' compensation is not, however, directly related to any specific investment banking transactions or to the specific recommendations or views expressed in this Research Report.

FURTHER RESEARCH DISCLOSURES

For information the following disclosures, please see: www.northlandcp.com/Canada/?page_id=119

- Research dissemination policy
- Rating Structure
- Sentiment, Risk Profile Parameters
- Distribution of Ratings

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PRICE TARGET HISTORY

International Minerals Corporation. (IMZ-T)
Stock Price ($)
Volume (M)
Volume (M)
Price ()
S/O
S/P
S/U
U/R

Date	Target	Rating	Change Type
6/14/2012	$6.75	S/O	Initiate Coverage

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Exhibit 4 – Resolutions of the Board of Directors of the Applicant

AUTHORIZATION FOR EXEMPTIVE RELIEF APPLICATION UNDER INVESTMENT COMPANY ACT OF 1940

WHEREAS, the Company may, in the future, undertake certain transactions or activities that would be prohibited if the Company were to be considered an investment company within the meaning of Section 3(a)(3) of the Investment Company Act of 1940 (the “Act”); and,

WHEREAS, the Company strongly believes that it is not an investment company as defined by the Act and has determined to file an application for exemptive relief under the Act to clarify the Company’s status under the Act and remove any uncertainty that the Company may be considered an investment company.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Company, an application to the Securities and Exchange Commission pursuant to Sections 3(b)(2), 6(c) and 45(a) of the Act, and any amendments or supplements thereto, if the same shall be necessary and appropriate, for an order exempting the Company from all of the provisions of the Act so as to continue to permit the Company to hold investment securities (as such term is defined in the Section 3(a) of the Act) having a value exceeding 40 percent of the Company’s total assets (exclusive U.S. government securities and cash items) without being subject to the provisions of the Act.

BE IT FURTHER RESOLVED, that the appropriate officers of the Company be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Company such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.

Exh. 4-1